FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	1003197
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 17, 2004, Series 2004-WMC1	333-120038

Name of Person Filing the Document
(If Other than the Registrant)

04052485

B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 17, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________
Name: Frank Skibo
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1
NetWAC Schedule

FRM PPC:	75%
ARM PPC:	125%
Enable Call:	No

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Call Eligible
1	2.39000	2.65800	6.03	No
2	2.39000	2.65800	6.41	No
3	2.39000	2.65800	7.10	No
4	2.39000	2.65800	6.42	No
5	2.39000	2.65800	6.63	No
6	2.39000	2.65800	6.42	No
7	2.39000	2.65800	6.63	No
8	2.39000	2.65800	6.42	No
9	2.39000	2.65800	6.42	No
10	2.39000	2.65800	6.64	No
11	2.39000	2.65800	6.42	No
12	2.39000	2.65800	6.64	No
13	2.39000	2.65800	6.43	No
14	2.39000	2.65800	6.43	No
15	2.39000	2.65800	7.12	No
16	2.39000	2.65800	6.44	No
17	2.39000	2.65800	6.65	No
18	2.39000	2.65800	6.44	No
19	2.39000	2.65800	6.66	No
20	2.39000	2.65800	6.45	No
21	2.39000	2.65800	6.46	No
22	2.39000	2.65800	6.68	No
23	2.39000	2.65800	6.48	No
24	2.39000	2.65800	7.88	No
25	2.39000	2.65800	7.63	No
26	2.39000	2.65800	7.63	No
27	2.39000	2.65800	8.44	No
28	2.39000	2.65800	7.63	No
29	2.39000	2.65800	7.88	No
30	2.39000	2.65800	7.82	No
31	2.39000	2.65800	8.07	No
32	2.39000	2.65800	7.81	No
33	2.39000	2.65800	7.81	No
34	2.39000	2.65800	8.07	No
35	2.39000	2.65800	7.82	No
36	2.39000	2.65800	8.13	No
37	2.39000	2.65800	7.86	No
38	2.39000	2.65800	7.86	No
39	2.39000	2.65800	8.40	No
40	2.39000	2.65800	7.86	No
41	2.39000	2.65800	8.11	No
42	2.39000	2.65800	7.85	No
43	2.39000	2.65800	8.11	No
44	2.39000	2.65800	7.84	No
45	2.39000	2.65800	7.84	No
46	2.39000	2.65800	8.10	No
47	2.39000	2.65800	7.84	No
48	2.39000	2.65800	8.09	No
49	2.39000	2.65800	7.83	No
50	2.39000	2.65800	7.83	No
51	2.39000	2.65800	8.66	No
52	2.39000	2.65800	7.82	No
53	2.39000	2.65800	8.08	No
54	2.39000	2.65800	7.82	No
55	2.39000	2.65800	8.07	No
56	2.39000	2.65800	7.81	No
57	2.39000	2.65800	7.81	No
58	2.39000	2.65800	8.07	No
59	2.39000	2.65800	7.83	No
60	2.39000	2.65800	8.11	No
61	2.39000	2.65800	7.84	No
62	2.39000	2.65800	7.84	No
63	2.39000	2.65800	8.67	No
64	2.39000	2.65800	7.83	No
65	2.39000	2.65800	8.09	No
66	2.39000	2.65800	7.82	No
67	2.39000	2.65800	8.08	No
68	2.39000	2.65800	7.82	No
69	2.39000	2.65800	7.81	No
70	2.39000	2.65800	8.07	No
71	2.39000	2.65800	7.81	No
72	2.39000	2.65800	8.06	No
73	2.39000	2.65800	7.80	Yes
74	2.39000	2.65800	7.80	Yes
75	2.39000	2.65800	8.63	Yes
76	2.39000	2.65800	7.79	Yes
77	2.39000	2.65800	8.05	Yes
78	2.39000	2.65800	7.78	Yes
79	2.39000	2.65800	8.04	Yes
80	2.39000	2.65800	7.78	Yes
81	2.39000	2.65800	7.77	Yes
82	2.39000	2.65800	8.03	Yes
83	2.39000	2.65800	7.77	Yes
84	2.39000	2.65800	8.02	Yes
85	2.39000	2.65800	7.76	Yes
86	2.39000	2.65800	7.76	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Call Eligible
87	2.39000	2.65800	8.29	Yes
88	2.39000	2.65800	7.75	Yes
89	2.39000	2.65800	8.01	Yes
90	2.39000	2.65800	7.75	Yes
91	2.39000	2.65800	8.00	Yes
92	2.39000	2.65800	7.74	Yes
93	2.39000	2.65800	7.74	Yes
94	2.39000	2.65800	8.00	Yes
95	2.39000	2.65800	7.74	Yes
96	2.39000	2.65800	7.99	Yes
97	2.39000	2.65800	7.73	Yes
98	2.39000	2.65800	7.73	Yes
99	2.39000	2.65800	8.56	Yes
100	2.39000	2.65800	7.73	Yes
101	2.39000	2.65800	7.98	Yes
102	2.39000	2.65800	7.72	Yes
103	2.39000	2.65800	7.98	Yes
104	2.39000	2.65800	7.72	Yes
105	2.39000	2.65800	7.72	Yes
106	2.39000	2.65800	7.97	Yes
107	2.39000	2.65800	7.71	Yes
108	2.39000	2.65800	7.97	Yes
109	2.39000	2.65800	7.71	Yes
110	2.39000	2.65800	7.71	Yes
111	2.39000	2.65800	8.53	Yes
112	2.39000	2.65800	7.70	Yes
113	2.39000	2.65800	7.96	Yes
114	2.39000	2.65800	7.70	Yes
115	2.39000	2.65800	7.96	Yes
116	2.39000	2.65800	7.70	Yes
117	2.39000	2.65800	7.70	Yes
118	2.39000	2.65800	7.95	Yes
119	2.39000	2.65800	7.70	Yes
120	2.39000	2.65800	7.95	Yes
121	2.39000	2.65800	7.69	Yes
122	2.39000	2.65800	7.69	Yes
123	2.39000	2.65800	8.52	Yes
124	2.39000	2.65800	7.69	Yes
125	2.39000	2.65800	7.95	Yes
126	2.39000	2.65800	7.69	Yes
127	2.39000	2.65800	7.94	Yes
128	2.39000	2.65800	7.69	Yes
129	2.39000	2.65800	7.69	Yes
130	2.39000	2.65800	7.94	Yes
131	2.39000	2.65800	7.69	Yes
132	2.39000	2.65800	7.94	Yes
133	2.39000	2.65800	7.68	Yes
134	2.39000	2.65800	7.68	Yes
135	2.39000	2.65800	8.21	Yes
136	2.39000	2.65800	7.68	Yes
137	2.39000	2.65800	7.94	Yes
138	2.39000	2.65800	7.68	Yes
139	2.39000	2.65800	7.94	Yes
140	2.39000	2.65800	7.68	Yes
141	2.39000	2.65800	7.68	Yes
142	2.39000	2.65800	7.94	Yes
143	2.39000	2.65800	7.68	Yes
144	2.39000	2.65800	7.94	Yes
145	2.39000	2.65800	7.68	Yes
146	2.39000	2.65800	7.68	Yes
147	2.39000	2.65800	8.50	Yes
148	2.39000	2.65800	7.68	Yes
149	2.39000	2.65800	7.94	Yes
150	2.39000	2.65800	7.68	Yes
151	2.39000	2.65800	7.94	Yes
152	2.39000	2.65800	7.68	Yes
153	2.39000	2.65800	7.68	Yes
154	2.39000	2.65800	7.94	Yes
155	2.39000	2.65800	7.68	Yes
156	2.39000	2.65800	7.94	Yes
157	2.39000	2.65800	7.68	Yes
158	2.39000	2.65800	7.68	Yes
159	2.39000	2.65800	8.51	Yes
160	2.39000	2.65800	7.68	Yes
161	2.39000	2.65800	7.94	Yes
162	2.39000	2.65800	7.69	Yes
163	2.39000	2.65800	7.94	Yes
164	2.39000	2.65800	7.69	Yes
165	2.39000	2.65800	7.69	Yes
166	2.39000	2.65800	7.94	Yes
167	2.39000	2.65800	7.69	Yes
168	2.39000	2.65800	7.95	Yes
169	2.39000	2.65800	7.69	Yes
170	2.39000	2.65800	7.69	Yes
171	2.39000	2.65800	8.52	Yes
172	2.39000	2.65800	7.69	Yes
173	2.39000	2.65800	7.95	Yes
174	2.39000	2.65800	7.69	Yes
175	2.39000	2.65800	7.95	Yes
176	2.39000	2.65800	7.69	Yes
177	2.39000	2.65800	7.70	Yes
178	2.39000	2.65800	7.95	Yes
179	2.39000	2.65800	7.70	Yes
180	2.39000	2.65800	6.63	Yes
181	2.39000	2.65800	6.41	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Call Eligible
182	2.39000	2.65800	6.41	Yes
183	2.39000	2.65800	6.85	Yes
184	2.39000	2.65800	6.41	Yes
185	2.39000	2.65800	6.62	Yes
186	2.39000	2.65800	6.40	Yes
187	2.39000	2.65800	6.61	Yes
188	2.39000	2.65800	6.40	Yes
189	2.39000	2.65800	6.40	Yes
190	2.39000	2.65800	6.61	Yes
191	2.39000	2.65800	6.39	Yes
192	2.39000	2.65800	6.60	Yes
193	2.39000	2.65800	6.39	Yes
194	2.39000	2.65800	6.39	Yes
195	2.39000	2.65800	7.07	Yes
196	2.39000	2.65800	6.38	Yes
197	2.39000	2.65800	6.60	Yes
198	2.39000	2.65800	6.38	Yes
199	2.39000	2.65800	6.59	Yes
200	2.39000	2.65800	6.38	Yes
201	2.39000	2.65800	6.38	Yes
202	2.39000	2.65800	6.59	Yes
203	2.39000	2.65800	6.38	Yes
204	2.39000	2.65800	6.59	Yes
205	2.39000	2.65800	6.37	Yes
206	2.39000	2.65800	6.37	Yes
207	2.39000	2.65800	7.05	Yes
208	2.39000	2.65800	6.37	Yes
209	2.39000	2.65800	6.58	Yes
210	2.39000	2.65800	6.37	Yes
211	2.39000	2.65800	6.58	Yes
212	2.39000	2.65800	6.37	Yes
213	2.39000	2.65800	6.36	Yes
214	2.39000	2.65800	6.58	Yes
215	2.39000	2.65800	6.36	Yes
216	2.39000	2.65800	6.57	Yes
217	2.39000	2.65800	6.36	Yes
218	2.39000	2.65800	6.36	Yes
219	2.39000	2.65800	7.04	Yes
220	2.39000	2.65800	6.36	Yes
221	2.39000	2.65800	6.57	Yes
222	2.39000	2.65800	6.36	Yes
223	2.39000	2.65800	6.57	Yes
224	2.39000	2.65800	6.36	Yes
225	2.39000	2.65800	6.36	Yes
226	2.39000	2.65800	6.57	Yes
227	2.39000	2.65800	6.35	Yes
228	2.39000	2.65800	6.57	Yes
229	2.39000	2.65800	6.35	Yes
230	2.39000	2.65800	6.35	Yes
231	2.39000	2.65800	6.79	Yes
232	2.39000	2.65800	6.35	Yes
233	2.39000	2.65800	6.56	Yes
234	2.39000	2.65800	6.35	Yes
235	2.39000	2.65800	6.56	Yes
236	2.39000	2.65800	6.35	Yes
237	2.39000	2.65800	6.35	Yes
238	2.39000	2.65800	6.56	Yes
239	2.39000	2.65800	6.35	Yes
240	2.39000	2.65800	6.56	Yes
241	2.39000	2.65800	6.35	Yes
242	2.39000	2.65800	6.35	Yes
243	2.39000	2.65800	7.03	Yes
244	2.39000	2.65800	6.35	Yes
245	2.39000	2.65800	6.56	Yes
246	2.39000	2.65800	6.35	Yes
247	2.39000	2.65800	6.56	Yes
248	2.39000	2.65800	6.35	Yes
249	2.39000	2.65800	6.35	Yes
250	2.39000	2.65800	6.56	Yes
251	2.39000	2.65800	6.35	Yes
252	2.39000	2.65800	6.56	Yes
253	2.39000	2.65800	6.34	Yes
254	2.39000	2.65800	6.34	Yes
255	2.39000	2.65800	7.02	Yes
256	2.39000	2.65800	6.34	Yes
257	2.39000	2.65800	6.56	Yes
258	2.39000	2.65800	6.34	Yes
259	2.39000	2.65800	6.55	Yes
260	2.39000	2.65800	6.34	Yes
261	2.39000	2.65800	6.34	Yes
262	2.39000	2.65800	6.55	Yes
263	2.39000	2.65800	6.34	Yes
264	2.39000	2.65800	6.55	Yes
265	2.39000	2.65800	6.34	Yes
266	2.39000	2.65800	6.34	Yes
267	2.39000	2.65800	7.02	Yes
268	2.39000	2.65800	6.34	Yes
269	2.39000	2.65800	6.55	Yes
270	2.39000	2.65800	6.34	Yes
271	2.39000	2.65800	6.55	Yes
272	2.39000	2.65800	6.34	Yes
273	2.39000	2.65800	6.34	Yes
274	2.39000	2.65800	6.55	Yes
275	2.39000	2.65800	6.34	Yes
276	2.39000	2.65800	6.55	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Call Eligible
277	2.39000	2.65800	6.34	Yes
278	2.39000	2.65800	6.34	Yes
279	2.39000	2.65800	6.78	Yes
280	2.39000	2.65800	6.34	Yes
281	2.39000	2.65800	6.55	Yes
282	2.39000	2.65800	6.34	Yes
283	2.39000	2.65800	6.55	Yes
284	2.39000	2.65800	6.34	Yes
285	2.39000	2.65800	6.34	Yes
286	2.39000	2.65800	6.55	Yes
287	2.39000	2.65800	6.34	Yes
288	2.39000	2.65800	6.55	Yes
289	2.39000	2.65800	6.34	Yes
290	2.39000	2.65800	6.34	Yes
291	2.39000	2.65800	7.02	Yes
292	2.39000	2.65800	6.34	Yes
293	2.39000	2.65800	6.55	Yes
294	2.39000	2.65800	6.34	Yes
295	2.39000	2.65800	6.55	Yes
296	2.39000	2.65800	6.34	Yes
297	2.39000	2.65800	6.34	Yes
298	2.39000	2.65800	6.55	Yes
299	2.39000	2.65800	6.34	Yes
300	2.39000	2.65800	6.55	Yes
301	2.39000	2.65800	6.34	Yes
302	2.39000	2.65800	6.34	Yes
303	2.39000	2.65800	7.02	Yes
304	2.39000	2.65800	6.34	Yes
305	2.39000	2.65800	6.55	Yes
306	2.39000	2.65800	6.34	Yes
307	2.39000	2.65800	6.55	Yes
308	2.39000	2.65800	6.34	Yes
309	2.39000	2.65800	6.34	Yes
310	2.39000	2.65800	6.55	Yes
311	2.39000	2.65800	6.34	Yes
312	2.39000	2.65800	6.55	Yes
313	2.39000	2.65800	6.34	Yes
314	2.39000	2.65800	6.34	Yes
315	2.39000	2.65800	7.02	Yes
316	2.39000	2.65800	6.34	Yes
317	2.39000	2.65800	6.55	Yes
318	2.39000	2.65800	6.34	Yes
319	2.39000	2.65800	6.55	Yes
320	2.39000	2.65800	6.34	Yes
321	2.39000	2.65800	6.34	Yes
322	2.39000	2.65800	6.55	Yes
323	2.39000	2.65800	6.34	Yes
324	2.39000	2.65800	6.55	Yes
325	2.39000	2.65800	6.34	Yes
326	2.39000	2.65800	6.34	Yes
327	2.39000	2.65800	6.78	Yes
328	2.39000	2.65800	6.34	Yes
329	2.39000	2.65800	6.55	Yes
330	2.39000	2.65800	6.34	Yes
331	2.39000	2.65800	6.55	Yes
332	2.39000	2.65800	6.34	Yes
333	2.39000	2.65800	6.34	Yes
334	2.39000	2.65800	6.55	Yes
335	2.39000	2.65800	6.34	Yes
336	2.39000	2.65800	6.55	Yes
337	2.39000	2.65800	6.34	Yes
338	2.39000	2.65800	6.34	Yes
339	2.39000	2.65800	7.02	Yes
340	2.39000	2.65800	6.34	Yes
341	2.39000	2.65800	6.55	Yes
342	2.39000	2.65800	6.34	Yes
343	2.39000	2.65800	6.55	Yes
344	2.39000	2.65800	6.34	Yes
345	2.39000	2.65800	6.34	Yes
346	2.39000	2.65800	6.55	Yes
347	2.39000	2.65800	6.34	Yes
348	2.39000	2.65800	6.55	Yes
349	2.39000	2.65800	6.34	Yes
350	2.39000	2.65800	6.34	Yes
351	2.39000	2.65800	7.02	Yes
352	2.39000	2.65800	6.34	Yes
353	2.39000	2.65800	6.55	Yes
354	2.39000	2.65800	6.34	Yes
355	2.39000	2.65800	6.55	Yes
356	2.39000	2.65800	6.34	Yes
357	2.39000	2.65800	6.34	Yes
358	2.39000	2.65800	6.54	Yes
359	2.39000	2.65800	6.32	Yes

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Merrill

Settle	12/23/2004
First Payment	1/25/2005

	M1	*M2*
Principal Writedown	1,611.76 (0.01%)	2,509.69 (0.01%)
Total Collat Loss (Collat Maturity)	131,345,705.40 (22.47%)	114,644,664.98 (19.62%)
Total Collat Liquidation (Collat Maturity)	217,034,966.00 (37.14%)	189,428,811.57 (32.41%)
Prepay	100 PricingSpeed	100 PricingSpeed
Default	15.461 CDR	12.917 CDR
Loss Severity	60%	60%
LIBOR	FWD	FWD
Servicer Advances	100%	100%
Liquidation Lag	12	12
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - Price/DM - 2A1

PIMCO

Balance	$86,000,000.00	Delay	0
		Dated	12/23/2004
Settle	12/23/2004	First Payment	1/25/2005

Price

	Disc Margin	Disc Margin	Disc Margin	Disc Margin	Disc Margin
100.000000	15	15	15	15	15
WAL	2.72	1.44	0.97	0.73	0.58
Mod Durn 30360	2.57	1.39	0.95	0.71	0.57
Principal Window	1 - 68	1 - 36	1 - 24	1 - 18	1 - 14
LIBOR_1MO	2.39	2.39	2.39	2.39	2.39
LIBOR_6MO	2.658	2.658	2.658	2.658	2.658
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Princeton

Settle	12/23/2004
First Payment	1/25/2005

	M3	*M3*	*M3*	*M3*
Disc Margin	76	75	75	68
WAL	9.97	10.22	10.48	10.73
Principal Writedown	707.71 (0.01%)	4,483.23 (0.04%)	5,944.68 (0.05%)	919.75 (0.01%)
Total Collat Loss (Collat Maturity)	103,435,240.52 (17.70%)	96,202,336.17 (16.46%)	88,086,165.53 (15.07%)	79,783,406.42 (13.65%)
Total Collat Liquidation (Collat Maturity)	186,443,194.01 (31.90%)	173,432,670.56 (29.68%)	158,814,916.77 (27.17%)	143,845,256.88 (24.61%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	12.655 CDR	11.535 CDR	10.332 CDR	9.156 CDR
Loss Severity	55%	55%	55%	55%
LIBOR	FWD	FWD + 100	FWD + 200	FWD + 300
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Princeton

Settle 12/23/2004
First Payment 1/25/2005

	M3	M3	M3	M3
Disc Margin	76	75	75	68
WAL	9.97	10.22	10.48	10.73
Principal Writedown	707.71 (0.01%)	4,483.23 (0.04%)	5,944.68 (0.05%)	919.75 (0.01%)
Total Collat Loss (Collat Maturity)	103,435,240.52 (17.70%)	96,202,336.17 (16.46%)	88,086,165.53 (15.07%)	79,783,406.42 (13.65%)
Total Collat Liquidation (Collat Maturity)	186,443,194.01 (31.90%)	173,432,670.56 (29.68%)	158,814,916.77 (27.17%)	143,845,256.88 (24.61%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	12.655 CDR	11.535 CDR	10.332 CDR	9.156 CDR
Loss Severity	55%	55%	55%	55%
LIBOR	FWD	FWD + 100	FWD + 200	FWD + 300
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Princeton

Settle	12/23/2004
First Payment	1/25/2005

	M3	*M3*	*M3*	*M3*
WAL	9.97	10.22	10.48	10.73
Principal Writedown	707.71 (0.01%)	4,483.23 (0.04%)	5,944.68 (0.05%)	919.75 (0.01%)
Total Collat Loss (Collat Maturity)	103,435,240.52 (17.70%)	96,202,336.17 (16.46%)	88,086,165.53 (15.07%)	79,783,406.42 (13.65%)
Total Collat Liquidation (Collat Maturity)	186,443,194.01 (31.90%)	173,432,670.56 (29.68%)	158,814,916.77 (27.17%)	143,845,256.88 (24.61%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	12.655 CDR	11.535 CDR	10.332 CDR	9.156 CDR
Loss Severity	55%	55%	55%	55%
LIBOR	FWD	FWD + 100	FWD + 200	FWD + 300
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis - M8

RABO

Balance	$6,429,000.00	Delay	0
		Dated	12/23/2004
Settle	12/23/2004	First Payment	1/25/2005

Price			
	16.11	13.15	10.07
WAL	9.85	8.73	7.31
Mod Durn 30360	2,627.77 (0.04%)	3,988.50 (0.06%)	2,955.52 (0.05%)
Principal Writedown	75,716,004.61 (12.96%)	61,060,122.43 (10.45%)	47,873,656.35 (8.19%)
Total Collat Loss (Collat Maturity)	187,548,452.40 (32.09%)	151,301,298.79 (25.89%)	118,646,108.75 (20.30%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	9.874 CDR	9.779 CDR	9.794 CDR
LIBOR	Forward	Forward	Forward
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Balance

Settle

Price

	17.89	14.41	10.82
WAL	10.41	9.23	7.68
Mod Durn 30360	3,931.63 (0.06%)	5,086.10 (0.08%)	3,408.53 (0.05%)
Principal Writedown	83,398,400.43 (14.27%)	65,183,197.79 (11.15%)	49,633,217.57 (8.49%)
Total Collat Loss (Collat Maturity)	127,072,094.38 (21.74%)	99,377,307.32 (17.00%)	75,691,467.09 (12.95%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	5.982 CDR	5.907 CDR	5.9 CDR
LIBOR	Forward	Forward	Forward
Loss Severity	65%	65%	65%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Balance

Settle

Price

	17.45	14.24	10.74
WAL	9.41	8.48	7.17
Mod Durn 30360	186.23 (0.00%)	3,985.76 (0.06%)	1,169.57 (0.02%)
Principal Writedown	59,740,724.23 (10.22%)	45,328,735.79 (7.76%)	34,379,227.92 (5.88%)
Total Collat Loss (Collat Maturity)	148,008,057.03 (25.33%)	112,344,998.51 (19.22%)	85,216,439.58 (14.58%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	7.216 CDR	6.806 CDR	6.722 CDR
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Balance

Settle

Price

	18.69	15.17	11.30
WAL	9.82	8.77	7.40
Mod Durn 30360	73,929.30 (1.15%)	6,919.56 (0.11%)	8,687.17 (0.14%)
Principal Writedown	66,133,787.55 (11.32%)	47,996,711.50 (8.21%)	35,348,779.31 (6.05%)
Total Collat Loss (Collat Maturity)	100,797,392.92 (17.25%)	73,195,609.51 (12.52%)	53,917,942.88 (9.23%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	4.526 CDR	4.175 CDR	4.084 CDR
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Loss Severity	65%	65%	65%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis - M9

RABO

Balance	$4,968,000.00	Delay	0
		Dated	12/23/2004
Settle	12/23/2004	First Payment	1/25/2005

Price

	17.03	14.00	10.75
WAL	9.30	8.39	7.15
Mod Durn 30360	3,794.41 (0.08%)	4,982.70 (0.10%)	1,990.04 (0.04%)
Principal Writedown	71,006,468.51 (12.15%)	56,009,262.66 (9.58%)	42,640,510.23 (7.30%)
Total Collat Loss (Collat Maturity)	175,869,629.68 (30.09%)	138,779,895.60 (23.75%)	105,674,691.69 (18.08%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	9.052 CDR	8.785 CDR	8.571 CDR
LIBOR	Forward	Forward	Forward
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust :

Balance			
Settle			
Price			
	18.81	15.17	11.45
WAL	9.75	8.76	7.44
Mod Durn 30360	8,455.08 (0.17%)	3,570.56 (0.07%)	2,551.44 (0.05%)
Principal Writedown	78,279,762.36 (13.39%)	59,772,119.92 (10.23%)	44,177,474.14 (7.56%)
Total Collat Loss (Collat Maturity)	119,265,768.08 (20.41%)	91,124,639.66 (15.59%)	67,370,371.50 (11.53%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	5.539 CDR	5.348 CDR	5.195 CDR
LIBOR	Forward	Forward	Forward
Loss Severity	65%	65%	65%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust :

Balance

Settle

Price

	11.14	15.11	11.46
WAL	10.65	8.26	7.13
Mod Durn 30360	8,284.66 (0.17%)	6,353.07 (0.13%)	2,749.33 (0.06%)
Principal Writedown	56,876,108.42 (9.73%)	40,050,103.34 (6.85%)	29,023,728.53 (4.97%)
Total Collat Loss (Collat Maturity)	140,904,501.63 (24.11%)	99,258,173.77 (16.98%)	71,940,622.19 (12.31%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	6.782 CDR	5.891 CDR	5.577 CDR
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust :

Balance

Settle

Price

	8.11	15.94	11.95
WAL	12.74	8.48	7.30
Mod Durn 30360	1,981.36 (0.04%)	7,936.46 (0.16%)	6,037.03 (0.12%)
Principal Writedown	63,390,245.96 (10.85%)	42,500,326.41 (7.27%)	29,807,339.07 (5.10%)
Total Collat Loss (Collat Maturity)	96,612,840.26 (16.53%)	64,811,600.36 (11.09%)	45,465,009.56 (7.78%)
Total Collat Liquidation (Collat Maturity)			
Prepay (FRM)	75 *rabbo_frm_prepay	100 *rabbo_frm_prepay	135 *rabbo_frm_prepay
Prepay (ARM)	75 *rabbo_arm_prepay	100 *rabbo_arm_prepay	135 *rabbo_arm_prepay
Default	4.308 CDR	3.651 CDR	3.407 CDR
LIBOR	Flat for 12 then +400bps	Flat for 12 then +400bps	Flat for 12 then +400bps
Loss Severity	65%	65%	65%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Terwin

Settle	12/23/2004
First Payment	1/25/2005

	M5	***M5***	***M8***	***M8***
WAL	8.68	9.22	10.21	10.81
Principal Writedown	264.89 (0.00%)	6,334.03 (0.07%)	1,479.35 (0.02%)	5,615.31 (0.09%)
Total Collat Loss (Collat Maturity)	73,993,544.29 (12.66%)	61,268,494.33 (10.48%)	53,003,592.01 (9.07%)	39,695,834.95 (6.79%)
Total Collat Liquidation (Collat Maturity)	147,365,538.74 (25.22%)	122,035,830.56 (20.88%)	105,560,513.38 (18.06%)	79,067,270.60 (13.53%)
Prepay	35 CPR	35 CPR	35 CPR	35 CPR
Default	13.678 CDR	10.853 CDR	9.147 CDR	6.569 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD	FWD + 200	FWD	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Settle
First Payment

	M9	M9	B1	B1
WAL	10.87	11.50	10.80	11.45
Principal Writedown	2,424.46 (0.05%)	5,914.05 (0.12%)	15,814.87 (0.27%)	23,399.64 (0.40%)
Total Collat Loss (Collat Maturity)	47,810,503.77 (8.18%)	34,355,970.98 (5.88%)	43,110,046.83 (7.38%)	29,287,266.93 (5.01%)
Total Collat Liquidation (Collat Maturity)	95,217,669.98 (16.29%)	68,431,160.92 (11.71%)	85,856,025.52 (14.69%)	58,335,135.19 (9.98%)
Prepay	35 CPR	35 CPR	35 CPR	35 CPR
Default	8.117 CDR	5.594 CDR	7.213 CDR	4.697 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD	FWD + 200	FWD	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Terwin

Settle	12/23/2004
First Payment	1/25/2005

	M5	M5	M5	M5
WAL	16.77	10.44	7.20	11.18
Principal Writedown	893.07 (0.01%)	470.41 (0.01%)	5,274.34 (0.06%)	3,653.31 (0.04%)
Total Collat Loss (Collat Maturity)	122,493,796.46 (20.96%)	88,435,641.31 (15.13%)	73,768,849.68 (12.62%)	69,742,830.20 (11.93%)
Total Collat Liquidation (Collat Maturity)	243,821,473.75 (41.72%)	176,105,370.28 (30.13%)	146,906,119.84 (25.14%)	138,895,320.83 (23.77%)
Shock(bps)				200bp
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	100 PricingSpeed
Default	10.555 CDR	11.701 CDR	13.008 CDR	8.734 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD	FWD	FWD	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

	M9	M9	M9	M9
WAL	20.16	12.79	8.81	10.60
Principal Writedown	10,646.32 (0.21%)	559.81 (0.01%)	1,591.64 (0.03%)	4,538.35 (0.09%)
Total Collat Loss (Collat Maturity)	99,074,173.06 (16.95%)	62,533,872.56 (10.70%)	47,081,031.88 (8.06%)	80,392,490.83 (13.76%)
Total Collat Liquidation (Collat Maturity)	197,162,457.22 (33.74%)	124,519,108.88 (21.31%)	93,757,251.70 (16.04%)	160,008,069.95 (27.38%)
Shock(bps)				200bp
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed
Default	7.773 CDR	7.679 CDR	7.824 CDR	5.874 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD	FWD	FWD	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Settle
First Payment

	M5	*M5*	*M8*	*M8*
WAL	11.18	11.18	19.13	12.05
Principal Writedown	3,653.31 (0.04%)	3,653.31 (0.04%)	3,254.91 (0.05%)	3,429.66 (0.05%)
Total Collat Loss (Collat Maturity)	69,742,830.20 (11.93%)	69,742,830.20 (11.93%)	103,552,829.15 (17.72%)	67,564,819.95 (11.56%)
Total Collat Liquidation (Collat Maturity)	138,895,320.83 (23.77%)	138,895,320.83 (23.77%)	206,084,189.70 (35.26%)	134,538,470.14 (23.02%)
Shock(bps)	200bp	200bp		
Prepay	100 PricingSpeed	100 PricingSpeed	50 PricingSpeed	100 PricingSpeed
Default	8.734 CDR	8.734 CDR	8.265 CDR	8.414 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD + 200	FWD + 200	FWD	FWD
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

	M9	*M9*	*B1*	*B1*
WAL	13.70	9.29	19.95	12.68
Principal Writedown	5,984.18 (0.12%)	3,862.57 (0.08%)	41,726.67 (0.71%)	19,589.63 (0.34%)
Total Collat Loss (Collat Maturity)	43,031,996.92 (7.36%)	31,507,440.68 (5.39%)	96,557,863.31 (16.52%)	58,383,710.01 (9.99%)
Total Collat Liquidation (Collat Maturity)	85,695,706.33 (14.66%)	62,746,916.42 (10.74%)	192,150,086.18 (32.88%)	116,254,012.02 (19.89%)
Shock(bps)	200bp	200bp		
Prepay	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed
Default	5.011 CDR	5.066 CDR	7.504 CDR	7.088 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD + 200	FWD + 200	FWD	FWD
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	*Call (N)*	*Call (N)*	*Call (N)*	*Call (N)*

WMC Mortgage Loan Trust

Settle
First Payment

	M8	***M8***	***M8***	***M8***
WAL	8.28	12.90	12.90	12.90
Principal Writedown	5,035.05 (0.08%)	4,959.64 (0.08%)	4,959.64 (0.08%)	4,959.64 (0.08%)
Total Collat Loss (Collat Maturity)	52,161,241.76 (8.93%)	48,065,933.52 (8.22%)	48,065,933.52 (8.22%)	48,065,933.52 (8.22%)
Total Collat Liquidation (Collat Maturity)	103,874,401.77 (17.77%)	95,721,446.48 (16.38%)	95,721,446.48 (16.38%)	95,721,446.48 (16.38%)
Shock(bps)		200bp	200bp	200bp
Prepay	150 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.764 CDR	5.672 CDR	5.672 CDR	5.672 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD	FWD + 200	FWD + 200	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

	B1	***B1***	***B1***	***B1***
WAL	8.72	2.21	13.58	9.18
Principal Writedown	13,802.44 (0.24%)	9,813.65 (0.17%)	32,505.37 (0.56%)	7,137.27 (0.12%)
Total Collat Loss (Collat Maturity)	42,126,929.85 (7.21%)	77,992,516.43 (13.34%)	38,304,740.40 (6.55%)	26,380,174.80 (4.51%)
Total Collat Liquidation (Collat Maturity)	83,891,302.66 (14.35%)	155,227,713.03 (26.56%)	76,280,907.64 (13.05%)	52,535,831.66 (8.99%)
Shock(bps)		200bp	200bp	200bp
Prepay	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	6.927 CDR	5.651 CDR	4.406 CDR	4.197 CDR
Loss Severity	50%	50%	50%	50%
LIBOR	FWD	FWD + 200	FWD + 200	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1
NetWAC Schedule

FRM PPC:	150%
ARM PPC:	50%
Enable Call:	No

:ate plus the percentage calculated as cashflow from the Yield Maintenance Agreement
ıual rate assuming the bond balances as the denominator.

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	2.39000	2.65800	6.03	6.03
2	2.39000	2.65800	6.41	6.41
3	2.39000	2.65800	7.10	7.10
4	2.39000	2.65800	6.41	6.41
5	2.39000	2.65800	6.62	6.62
6	2.39000	2.65800	6.41	6.41
7	2.39000	2.65800	6.62	6.62
8	2.39000	2.65800	6.40	6.40
9	2.39000	2.65800	6.40	6.40
10	2.39000	2.65800	6.61	6.61
11	2.39000	2.65800	6.39	6.39
12	2.39000	2.65800	6.60	6.60
13	2.39000	2.65800	6.38	6.38
14	2.39000	2.65800	6.37	6.37
15	2.39000	2.65800	7.05	7.05
16	2.39000	2.65800	6.37	6.37
17	2.39000	2.65800	6.57	6.57
18	2.39000	2.65800	6.36	6.36
19	2.39000	2.65800	6.57	6.57
20	2.39000	2.65800	6.35	6.35
21	2.39000	2.65800	6.35	6.35
22	2.39000	2.65800	6.56	6.56
23	2.39000	2.65800	6.34	6.34
24	2.39000	2.65800	7.89	7.89
25	2.39000	2.65800	7.63	7.63
26	2.39000	2.65800	7.63	7.63
27	2.39000	2.65800	8.45	8.45
28	2.39000	2.65800	7.63	7.63
29	2.39000	2.65800	7.89	7.89
30	2.39000	2.65800	7.86	7.86
31	2.39000	2.65800	8.12	8.12
32	2.39000	2.65800	7.86	7.86
33	2.39000	2.65800	7.86	7.86
34	2.39000	2.65800	8.13	8.13
35	2.39000	2.65800	7.88	7.88
36	2.39000	2.65800	8.21	8.21
37	2.39000	2.65800	7.95	7.95
38	2.39000	2.65800	7.95	7.95
39	2.39000	2.65800	8.50	8.50
40	2.39000	2.65800	7.95	7.95
41	2.39000	2.65800	8.21	8.21
42	2.39000	2.65800	7.95	7.95
43	2.39000	2.65800	8.21	8.21
44	2.39000	2.65800	7.95	7.95
45	2.39000	2.65800	7.95	7.95
46	2.39000	2.65800	8.22	8.22
47	2.39000	2.65800	7.95	7.95
48	2.39000	2.65800	8.22	8.22
49	2.39000	2.65800	7.95	7.95
50	2.39000	2.65800	7.95	7.95
51	2.39000	2.65800	8.81	8.81
52	2.39000	2.65800	7.95	7.95
53	2.39000	2.65800	8.22	8.22
54	2.39000	2.65800	7.96	7.96
55	2.39000	2.65800	8.22	8.22
56	2.39000	2.65800	7.96	7.96
57	2.39000	2.65800	7.96	7.96
58	2.39000	2.65800	8.22	8.22
59	2.39000	2.65800	8.01	8.01
60	2.39000	2.65800	8.31	8.31
61	2.39000	2.65800	8.04	8.04
62	2.39000	2.65800	8.04	8.04
63	2.39000	2.65800	8.90	8.90
64	2.39000	2.65800	8.04	8.04
65	2.39000	2.65800	8.31	8.31
66	2.39000	2.65800	8.04	8.04
67	2.39000	2.65800	8.31	8.31
68	2.39000	2.65800	8.05	8.05
69	2.39000	2.65800	8.05	8.05
70	2.39000	2.65800	8.32	8.32
71	2.39000	2.65800	8.05	8.05
72	2.39000	2.65800	8.32	8.32
73	2.39000	2.65800	8.05	8.05
74	2.39000	2.65800	8.05	8.05
75	2.39000	2.65800	8.91	8.91
76	2.39000	2.65800	8.05	8.05
77	2.39000	2.65800	8.32	8.32
78	2.39000	2.65800	8.05	8.05

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
79	2.39000	2.65800	8.32	8.32
80	2.39000	2.65800	8.05	8.05
81	2.39000	2.65800	8.05	8.05
82	2.39000	2.65800	8.32	8.32
83	2.39000	2.65800	8.05	8.05
84	2.39000	2.65800	8.32	8.32
85	2.39000	2.65800	8.05	8.05
86	2.39000	2.65800	8.05	8.05
87	2.39000	2.65800	8.61	8.61
88	2.39000	2.65800	8.05	8.05
89	2.39000	2.65800	8.32	8.32
90	2.39000	2.65800	8.06	8.06
91	2.39000	2.65800	8.32	8.32
92	2.39000	2.65800	8.06	8.06
93	2.39000	2.65800	8.06	8.06
94	2.39000	2.65800	8.32	8.32
95	2.39000	2.65800	8.06	8.06
96	2.39000	2.65800	8.33	8.33
97	2.39000	2.65800	8.06	8.06
98	2.39000	2.65800	8.06	8.06
99	2.39000	2.65800	8.92	8.92
100	2.39000	2.65800	8.06	8.06
101	2.39000	2.65800	8.33	8.33
102	2.39000	2.65800	8.06	8.06
103	2.39000	2.65800	8.33	8.33
104	2.39000	2.65800	8.06	8.06
105	2.39000	2.65800	8.06	8.06
106	2.39000	2.65800	8.33	8.33
107	2.39000	2.65800	8.06	8.06
108	2.39000	2.65800	8.33	8.33
109	2.39000	2.65800	8.06	8.06
110	2.39000	2.65800	8.06	8.06
111	2.39000	2.65800	8.92	8.92
112	2.39000	2.65800	8.06	8.06
113	2.39000	2.65800	8.33	8.33
114	2.39000	2.65800	8.06	8.06
115	2.39000	2.65800	8.33	8.33
116	2.39000	2.65800	8.06	8.06
117	2.39000	2.65800	8.06	8.06
118	2.39000	2.65800	8.33	8.33
119	2.39000	2.65800	8.06	8.06
120	2.39000	2.65800	8.33	8.33
121	2.39000	2.65800	8.06	8.06
122	2.39000	2.65800	8.06	8.06
123	2.39000	2.65800	8.93	8.93
124	2.39000	2.65800	8.06	8.06
125	2.39000	2.65800	8.33	8.33
126	2.39000	2.65800	8.06	8.06
127	2.39000	2.65800	8.33	8.33
128	2.39000	2.65800	8.06	8.06
129	2.39000	2.65800	8.06	8.06
130	2.39000	2.65800	8.33	8.33
131	2.39000	2.65800	8.06	8.06
132	2.39000	2.65800	8.33	8.33
133	2.39000	2.65800	8.07	8.07
134	2.39000	2.65800	8.07	8.07
135	2.39000	2.65800	8.62	8.62
136	2.39000	2.65800	8.07	8.07
137	2.39000	2.65800	8.33	8.33
138	2.39000	2.65800	8.07	8.07
139	2.39000	2.65800	8.33	8.33
140	2.39000	2.65800	8.07	8.07
141	2.39000	2.65800	8.07	8.07
142	2.39000	2.65800	8.34	8.34
143	2.39000	2.65800	8.07	8.07
144	2.39000	2.65800	8.34	8.34
145	2.39000	2.65800	8.07	8.07
146	2.39000	2.65800	8.07	8.07
147	2.39000	2.65800	8.93	8.93
148	2.39000	2.65800	8.07	8.07
149	2.39000	2.65800	8.34	8.34
150	2.39000	2.65800	8.07	8.07
151	2.39000	2.65800	8.34	8.34
152	2.39000	2.65800	8.07	8.07
153	2.39000	2.65800	8.07	8.07
154	2.39000	2.65800	8.34	8.34
155	2.39000	2.65800	8.07	8.07
156	2.39000	2.65800	8.34	8.34
157	2.39000	2.65800	8.07	8.07
158	2.39000	2.65800	8.07	8.07
159	2.39000	2.65800	8.93	8.93
160	2.39000	2.65800	8.07	8.07
161	2.39000	2.65800	8.34	8.34
162	2.39000	2.65800	8.07	8.07
163	2.39000	2.65800	8.34	8.34
164	2.39000	2.65800	8.07	8.07
165	2.39000	2.65800	8.07	8.07
166	2.39000	2.65800	8.34	8.34
167	2.39000	2.65800	8.07	8.07
168	2.39000	2.65800	8.34	8.34
169	2.39000	2.65800	8.07	8.07
170	2.39000	2.65800	8.07	8.07
171	2.39000	2.65800	8.93	8.93
172	2.39000	2.65800	8.07	8.07
173	2.39000	2.65800	8.34	8.34

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
174	2.39000	2.65800	8.07	8.07
175	2.39000	2.65800	8.34	8.34
176	2.39000	2.65800	8.07	8.07
177	2.39000	2.65800	8.07	8.07
178	2.39000	2.65800	8.34	8.34
179	2.39000	2.65800	8.07	8.07
180	2.39000	2.65800	8.34	8.34
181	2.39000	2.65800	8.07	8.07
182	2.39000	2.65800	8.07	8.07
183	2.39000	2.65800	8.62	8.62
184	2.39000	2.65800	8.07	8.07
185	2.39000	2.65800	8.34	8.34
186	2.39000	2.65800	8.07	8.07
187	2.39000	2.65800	8.34	8.34
188	2.39000	2.65800	8.07	8.07
189	2.39000	2.65800	8.07	8.07
190	2.39000	2.65800	8.34	8.34
191	2.39000	2.65800	8.07	8.07
192	2.39000	2.65800	8.34	8.34
193	2.39000	2.65800	8.07	8.07
194	2.39000	2.65800	8.07	8.07
195	2.39000	2.65800	8.93	8.93
196	2.39000	2.65800	8.07	8.07
197	2.39000	2.65800	8.34	8.34
198	2.39000	2.65800	8.07	8.07
199	2.39000	2.65800	8.34	8.34
200	2.39000	2.65800	8.07	8.07
201	2.39000	2.65800	8.07	8.07
202	2.39000	2.65800	8.34	8.34
203	2.39000	2.65800	8.07	8.07
204	2.39000	2.65800	8.34	8.34
205	2.39000	2.65800	8.07	8.07
206	2.39000	2.65800	8.07	8.07
207	2.39000	2.65800	8.93	8.93
208	2.39000	2.65800	8.07	8.07
209	2.39000	2.65800	8.34	8.34
210	2.39000	2.65800	8.07	8.07
211	2.39000	2.65800	8.34	8.34
212	2.39000	2.65800	8.07	8.07
213	2.39000	2.65800	8.07	8.07
214	2.39000	2.65800	8.34	8.34
215	2.39000	2.65800	8.07	8.07
216	2.39000	2.65800	8.34	8.34
217	2.39000	2.65800	8.07	8.07
218	2.39000	2.65800	8.07	8.07
219	2.39000	2.65800	8.93	8.93
220	2.39000	2.65800	8.07	8.07
221	2.39000	2.65800	8.34	8.34
222	2.39000	2.65800	8.07	8.07
223	2.39000	2.65800	8.34	8.34
224	2.39000	2.65800	8.07	8.07
225	2.39000	2.65800	8.07	8.07
226	2.39000	2.65800	8.34	8.34
227	2.39000	2.65800	8.07	8.07
228	2.39000	2.65800	8.34	8.34
229	2.39000	2.65800	8.07	8.07
230	2.39000	2.65800	8.07	8.07
231	2.39000	2.65800	8.63	8.63
232	2.39000	2.65800	8.07	8.07
233	2.39000	2.65800	8.34	8.34
234	2.39000	2.65800	8.07	8.07
235	2.39000	2.65800	8.34	8.34
236	2.39000	2.65800	8.07	8.07
237	2.39000	2.65800	8.07	8.07
238	2.39000	2.65800	8.34	8.34
239	2.39000	2.65800	8.07	8.07
240	2.39000	2.65800	8.34	8.34
241	2.39000	2.65800	8.07	8.07
242	2.39000	2.65800	8.07	8.07
243	2.39000	2.65800	8.94	8.94
244	2.39000	2.65800	8.07	8.07
245	2.39000	2.65800	8.34	8.34
246	2.39000	2.65800	8.07	8.07
247	2.39000	2.65800	8.34	8.34
248	2.39000	2.65800	8.07	8.07
249	2.39000	2.65800	8.07	8.07
250	2.39000	2.65800	8.34	8.34
251	2.39000	2.65800	8.07	8.07
252	2.39000	2.65800	8.34	8.34
253	2.39000	2.65800	8.07	8.07
254	2.39000	2.65800	8.07	8.07
255	2.39000	2.65800	8.94	8.94
256	2.39000	2.65800	8.07	8.07
257	2.39000	2.65800	8.34	8.34
258	2.39000	2.65800	8.07	8.07
259	2.39000	2.65800	8.34	8.34
260	2.39000	2.65800	8.07	8.07
261	2.39000	2.65800	8.07	8.07
262	2.39000	2.65800	8.34	8.34
263	2.39000	2.65800	8.07	8.07
264	2.39000	2.65800	8.34	8.34
265	2.39000	2.65800	8.07	8.07
266	2.39000	2.65800	8.07	8.07
267	2.39000	2.65800	8.94	8.94
268	2.39000	2.65800	8.07	8.07

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
269	2.39000	2.65800	8.34	8.34
270	2.39000	2.65800	8.07	8.07
271	2.39000	2.65800	8.34	8.34
272	2.39000	2.65800	8.07	8.07
273	2.39000	2.65800	8.07	8.07
274	2.39000	2.65800	8.34	8.34
275	2.39000	2.65800	8.07	8.07
276	2.39000	2.65800	8.34	8.34
277	2.39000	2.65800	8.07	8.07
278	2.39000	2.65800	8.07	8.07
279	2.39000	2.65800	8.63	8.63
280	2.39000	2.65800	8.07	8.07
281	2.39000	2.65800	8.34	8.34
282	2.39000	2.65800	8.07	8.07
283	2.39000	2.65800	8.34	8.34
284	2.39000	2.65800	8.07	8.07
285	2.39000	2.65800	8.07	8.07
286	2.39000	2.65800	8.34	8.34
287	2.39000	2.65800	8.07	8.07
288	2.39000	2.65800	8.34	8.34
289	2.39000	2.65800	8.07	8.07
290	2.39000	2.65800	8.07	8.07
291	2.39000	2.65800	8.94	8.94
292	2.39000	2.65800	8.07	8.07
293	2.39000	2.65800	8.34	8.34
294	2.39000	2.65800	8.07	8.07
295	2.39000	2.65800	8.34	8.34
296	2.39000	2.65800	8.07	8.07
297	2.39000	2.65800	8.07	8.07
298	2.39000	2.65800	8.34	8.34
299	2.39000	2.65800	8.07	8.07
300	2.39000	2.65800	8.34	8.34
301	2.39000	2.65800	8.07	8.07
302	2.39000	2.65800	8.07	8.07
303	2.39000	2.65800	8.94	8.94
304	2.39000	2.65800	8.07	8.07
305	2.39000	2.65800	8.34	8.34
306	2.39000	2.65800	8.07	8.07
307	2.39000	2.65800	8.34	8.34
308	2.39000	2.65800	8.07	8.07
309	2.39000	2.65800	8.07	8.07
310	2.39000	2.65800	8.34	8.34
311	2.39000	2.65800	8.07	8.07
312	2.39000	2.65800	8.34	8.34
313	2.39000	2.65800	8.07	8.07
314	2.39000	2.65800	8.07	8.07
315	2.39000	2.65800	8.94	8.94
316	2.39000	2.65800	8.07	8.07
317	2.39000	2.65800	8.34	8.34
318	2.39000	2.65800	8.07	8.07
319	2.39000	2.65800	8.34	8.34
320	2.39000	2.65800	8.07	8.07
321	2.39000	2.65800	8.07	8.07
322	2.39000	2.65800	8.34	8.34
323	2.39000	2.65800	8.07	8.07
324	2.39000	2.65800	8.34	8.34
325	2.39000	2.65800	8.07	8.07
326	2.39000	2.65800	8.07	8.07
327	2.39000	2.65800	8.63	8.63
328	2.39000	2.65800	8.07	8.07
329	2.39000	2.65800	8.34	8.34
330	2.39000	2.65800	8.07	8.07
331	2.39000	2.65800	8.34	8.34
332	2.39000	2.65800	8.07	8.07
333	2.39000	2.65800	8.07	8.07
334	2.39000	2.65800	8.34	8.34
335	2.39000	2.65800	8.07	8.07
336	2.39000	2.65800	8.34	8.34
337	2.39000	2.65800	8.07	8.07
338	2.39000	2.65800	8.07	8.07
339	2.39000	2.65800	8.94	8.94
340	2.39000	2.65800	8.07	8.07
341	2.39000	2.65800	8.34	8.34
342	2.39000	2.65800	8.07	8.07
343	2.39000	2.65800	8.34	8.34
344	2.39000	2.65800	8.07	8.07
345	2.39000	2.65800	8.07	8.07
346	2.39000	2.65800	8.34	8.34
347	2.39000	2.65800	8.07	8.07
348	2.39000	2.65800	8.34	8.34
349	2.39000	2.65800	8.07	8.07
350	2.39000	2.65800	8.07	8.07
351	2.39000	2.65800	8.94	8.94
352	2.39000	2.65800	8.07	8.07
353	2.39000	2.65800	8.34	8.34
354	2.39000	2.65800	8.07	8.07
355	2.39000	2.65800	8.34	8.34
356	2.39000	2.65800	8.07	8.07
357	2.39000	2.65800	8.07	8.07
358	2.39000	2.65800	8.34	8.34
359	2.39000	2.65800	8.08	8.08

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%
Enable Call:	No
LIBOR	Foward
5% CDR	
50% Sev	

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.39000	2.65800	3.60
2	2.44500	2.76000	3.73
3	2.56000	2.86200	3.90
4	2.70300	2.95500	3.47
5	2.83300	3.03500	3.44
6	2.93100	3.10200	3.23
7	2.99100	3.16100	3.28
8	3.05000	3.22100	3.11
9	3.11400	3.28000	3.04
10	3.17600	3.33600	3.09
11	3.22700	3.38900	2.92
12	3.28400	3.44000	2.98
13	3.34600	3.48700	2.80
14	3.39600	3.53000	2.74
15	3.44500	3.57200	3.07
16	3.49000	3.60900	2.64
17	3.52800	3.63900	2.73
18	3.56400	3.66300	2.57
19	3.60300	3.68400	2.65
20	3.64000	3.70700	2.49
21	3.65500	3.73000	2.47
22	3.67000	3.75700	2.59
23	3.66700	3.78900	2.47
24	3.69100	3.82900	3.95
25	3.73500	3.87100	3.76
26	3.77800	3.91200	3.72
27	3.82100	3.95200	4.09
28	3.86200	3.99000	3.63
29	3.90200	4.02700	3.73
30	3.94100	4.06200	4.21
31	3.97800	4.09400	4.31
32	4.01300	4.12500	4.13
33	4.04700	4.15400	4.09
34	4.07800	4.18300	4.20
35	4.10700	4.21100	4.04
36	4.13300	4.23800	4.79
37	4.15900	4.26600	4.60
38	4.18700	4.29400	4.56
39	4.21400	4.32200	4.84
40	4.24100	4.35000	4.49
41	4.26900	4.37800	4.62
42	4.29600	4.40700	4.58
43	4.32400	4.43600	4.70
44	4.35200	4.46600	4.51
45	4.38000	4.49700	4.47
46	4.40900	4.52800	4.60
47	4.43800	4.55800	4.41
48	4.46800	4.58900	4.67
49	4.50000	4.61800	4.47
50	4.53200	4.64500	4.43
51	4.56200	4.67000	4.90
52	4.59000	4.69300	4.37
53	4.61600	4.71300	4.51
54	4.64000	4.73000	4.42
55	4.66100	4.74400	4.57
56	4.67900	4.75800	4.38
57	4.69500	4.77300	4.37
58	4.70800	4.79100	4.53
59	4.71800	4.81100	4.42
60	4.72500	4.83300	4.70
61	4.74100	4.85900	4.52
62	4.77000	4.88600	4.50
63	4.79700	4.91300	4.99
64	4.82400	4.93900	4.46
65	4.85100	4.96300	4.63
66	4.87600	4.98800	4.55
67	4.90100	5.01100	4.71
68	4.92500	5.03300	4.54
69	4.94900	5.05500	4.54
70	4.97100	5.07500	4.50
71	4.99300	5.09500	3.39
72	5.01300	5.11300	3.39
73	5.03300	5.13100	2.92
74	5.05100	5.14700	2.64
75	5.06900	5.16200	3.19
76	5.08500	5.17600	2.59
77	5.10100	5.18800	2.88
78	5.11500	5.20000	2.80
79	5.12800	5.21000	3.11
80	5.14000	5.21900	2.97
81	5.15000	5.23000	3.05
82	5.15900	5.24200	3.31
83	5.16700	5.25500	3.13

WMC Mortgage Loan Trust 2004-1
Excess Spread Analysis

FRM PPC:	115%
ARM PPC:	100%
Enable Call:	No
LIBOR	Foward + 200
5% CDR	
50% Sev	

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.39000	2.65800	3.60
2	4.44500	4.76000	1.74
3	4.56000	4.86200	2.09
4	4.70300	4.95500	1.47
5	4.83300	5.03500	1.51
6	4.93100	5.10200	1.25
7	4.99100	5.16100	1.35
8	5.05000	5.22100	1.12
9	5.11400	5.28000	1.05
10	5.17600	5.33600	1.15
11	5.22700	5.38900	0.92
12	5.28400	5.44000	1.03
13	5.34600	5.48700	0.79
14	5.39600	5.53000	0.73
15	5.44500	5.57200	1.21
16	5.49000	5.60900	0.62
17	5.52800	5.63900	0.75
18	5.56400	5.66300	0.54
19	5.60300	5.68400	0.66
20	5.64000	5.70700	0.45
21	5.66500	5.73000	0.41
22	5.67000	5.75700	0.57
23	5.66700	5.78900	0.39
24	5.69100	5.82900	1.83
25	5.73500	5.87100	1.57
26	5.77800	5.91200	1.52
27	5.82100	5.95200	2.07
28	5.86200	5.99000	1.40
29	5.90200	6.02700	1.56
30	5.94100	6.06200	2.01
31	5.97800	6.09400	2.17
32	6.01300	6.12500	1.91
33	6.04700	6.15400	1.87
34	6.07800	6.18300	2.03
35	6.10700	6.21100	1.80
36	6.13300	6.23800	2.76
37	6.15900	6.26600	2.48
38	6.18700	6.29400	2.43
39	6.21400	6.32200	2.84
40	6.24100	6.35000	2.34
41	6.26900	6.37800	2.52
42	6.29600	6.40700	2.96
43	6.32400	6.43600	3.14
44	6.35200	6.46600	2.85
45	6.38000	6.49700	2.80
46	6.40900	6.52800	2.98
47	6.43800	6.55800	2.69
48	6.46800	6.58900	3.48
49	6.50000	6.61800	3.17
50	6.53200	6.64500	3.11
51	6.56200	6.67000	3.80
52	6.59000	6.69300	3.00
53	6.61600	6.71300	3.20
54	6.64000	6.73000	3.15
55	6.66100	6.74400	3.36
56	6.67900	6.75800	3.05
57	6.69500	6.77300	3.01
58	6.70800	6.79100	3.23
59	6.71800	6.81100	3.00
60	6.72500	6.83300	3.35
61	6.74100	6.85900	3.04
62	6.77000	6.88600	2.98
63	6.79700	6.91300	3.72
64	6.82400	6.93900	2.86
65	6.85100	6.96300	3.09
66	6.87600	6.98800	2.87
67	6.90100	7.01100	3.09
68	6.92500	7.03300	2.75
69	6.94900	7.05500	2.69
70	6.97100	7.07500	3.01
71	6.99300	7.09500	2.19
72	7.01300	7.11300	2.58
73	7.03300	7.13100	2.32
74	7.05100	7.14700	2.34
75	7.06900	7.16200	3.16
76	7.08500	7.17600	2.37
77	7.10100	7.18800	2.66
78	7.11500	7.20000	2.45
79	7.12800	7.21000	2.74
80	7.14000	7.21900	2.48
81	7.15000	7.23000	2.49
82	7.15900	7.24200	2.75
83	7.16700	7.25500	2.50

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
84	5.17400	5.26900	3.43
85	5.18500	5.28500	3.26
86	5.20200	5.30200	3.23
87	5.21900	5.31900	3.64
88	5.23600	5.33600	3.19
89	5.25200	5.35300	3.39
90	5.26900	5.36900	3.22
91	5.28500	5.38600	3.43
92	5.30100	5.40200	3.20
93	5.31700	5.41800	3.19
94	5.33300	5.43400	3.40
95	5.34900	5.45000	3.18
96	5.36500	5.46600	3.45
97	5.38100	5.48100	3.22
98	5.39600	5.49700	3.22
99	5.41100	5.51200	3.86
100	5.42700	5.52800	3.21
101	5.44200	5.54300	3.43
102	5.45700	5.55800	3.27
103	5.47200	5.57300	3.49
104	5.48700	5.58800	3.28
105	5.50200	5.60300	3.29
106	5.51600	5.61800	3.51
107	5.53100	5.63300	3.31
108	5.54500	5.64800	3.59
109	5.56000	5.66200	3.39
110	5.57400	5.67700	3.40
111	5.58900	5.69200	4.04
112	5.60300	5.70600	3.44
113	5.61700	5.72000	3.66
114	5.63100	5.73500	3.53
115	5.64600	5.74900	3.75
116	5.66000	5.76200	3.60
117	5.67400	5.77200	3.66
118	5.68800	5.78000	3.92
119	5.70200	5.78500	3.78
120	5.71500	5.78800	4.07
121	5.72100	5.78800	3.96
122	5.72000	5.78700	4.04
123	5.71800	5.78600	4.68
124	5.71700	5.78600	4.22
125	5.71600	5.78700	4.49
126	5.71600	5.78800	4.42
127	5.71600	5.79000	4.69
128	5.71700	5.79200	4.62
129	5.71800	5.79400	4.73
130	5.72000	5.79800	5.01
131	5.72200	5.80200	4.97
132	5.72500	5.80700	5.25
133	5.72900	5.81200	5.22
134	5.73300	5.81900	5.35
135	5.73800	5.82600	5.76
136	5.74400	5.83300	5.63
137	5.75000	5.84200	5.90
138	5.75800	5.85200	5.95
139	5.76600	5.86200	6.22
140	5.77500	5.87400	6.27
141	5.78400	5.88800	6.44
142	5.79500	5.90400	6.72
143	5.80600	5.92200	6.80
144	5.81900	5.94000	7.12
145	5.83600	5.96000	7.24
146	5.85700	5.97900	7.45
147	5.87800	5.99800	7.85
148	5.89700	6.01500	7.89
149	5.91600	6.03200	8.18
150	5.93300	6.04700	8.43
151	5.95000	6.06200	8.72
152	5.96600	6.07500	8.96
153	5.98000	6.08800	9.24
154	5.99400	6.09900	9.53
155	6.00700	6.10900	9.59
156	6.01800	6.11800	9.61
157	6.02800	6.12600	9.60
158	6.03800	6.13200	9.59
159	6.04600	6.13700	9.57
160	6.05300	6.14100	9.56
161	6.05900	6.14400	9.55
162	6.06300	6.14500	9.55
163	6.06600	6.14500	9.54
164	6.06800	6.14400	9.53
165	6.06900	6.14100	9.52
166	6.06800	6.13600	9.51
167	6.06600	6.13000	9.49
168	6.06300	6.12300	9.47
169	6.05800	6.11400	9.46
170	6.05100	6.10400	9.45
171	6.04300	6.09200	9.44
172	6.03400	6.07800	9.43
173	6.02300	6.06300	9.42
174	6.01100	6.04600	9.38
175	5.99700	6.02800	9.37
176	5.98100	6.01000	9.36
177	5.96400	5.99600	9.35
178	5.94500	5.98700	9.34
179	5.92500	5.98100	9.33

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
84	7.17400	7.26900	2.78
85	7.18500	7.28500	2.52
86	7.20200	7.30200	2.49
87	7.21900	7.31900	2.97
88	7.23600	7.33600	2.41
89	7.25200	7.35300	2.64
90	7.26900	7.36900	2.35
91	7.28500	7.38600	2.57
92	7.30100	7.40200	2.27
93	7.31700	7.41800	2.24
94	7.33300	7.43400	2.47
95	7.34900	7.45000	2.19
96	7.36500	7.46600	2.43
97	7.38100	7.48100	2.15
98	7.39600	7.49700	2.12
99	7.41100	7.51200	2.87
100	7.42700	7.52800	2.08
101	7.44200	7.54300	2.31
102	7.45700	7.55800	2.04
103	7.47200	7.57300	2.27
104	7.48700	7.58800	1.99
105	7.50200	7.60300	1.97
106	7.51600	7.61800	2.20
107	7.53100	7.63300	1.93
108	7.54500	7.64800	2.16
109	7.56000	7.66200	1.90
110	7.57400	7.67700	1.89
111	7.58900	7.69200	2.62
112	7.60300	7.70600	1.88
113	7.61700	7.72000	2.11
114	7.63100	7.73500	1.86
115	7.64600	7.74900	2.09
116	7.66000	7.76200	1.85
117	7.67400	7.77200	1.84
118	7.68800	7.78000	2.07
119	7.70200	7.78500	1.84
120	7.71500	7.78800	2.06
121	7.72100	7.78800	1.85
122	7.72000	7.78700	1.87
123	7.71800	7.78600	2.52
124	7.71700	7.78600	1.91
125	7.71600	7.78700	2.11
126	7.71600	7.78800	1.95
127	7.71600	7.79000	2.14
128	7.71700	7.79200	1.99
129	7.71800	7.79400	2.02
130	7.72000	7.79800	2.19
131	7.72200	7.80200	2.07
132	7.72500	7.80700	2.23
133	7.72900	7.81200	2.13
134	7.73300	7.81900	2.17
135	7.73800	7.82600	2.47
136	7.74400	7.83300	2.26
137	7.75000	7.84200	2.38
138	7.75800	7.85200	2.36
139	7.76600	7.86200	2.46
140	7.77500	7.87400	2.47
141	7.78400	7.88800	2.53
142	7.79500	7.90400	2.61
143	7.80600	7.92200	2.67
144	7.81900	7.94000	2.77
145	7.83600	7.96000	2.86
146	7.85700	7.97900	2.96
147	7.87800	7.99800	3.17
148	7.89700	8.01500	3.17
149	7.91600	8.03200	3.28
150	7.93300	8.04700	3.40
151	7.95000	8.06200	3.52
152	7.96600	8.07500	3.65
153	7.98000	8.08800	3.78
154	7.99400	8.09900	3.92
155	8.00700	8.10900	4.07
156	8.01800	8.11800	4.22
157	8.02800	8.12600	4.37
158	8.03800	8.13200	4.53
159	8.04600	8.13700	4.70
160	8.05300	8.14100	4.88
161	8.05900	8.14400	5.06
162	8.06300	8.14500	5.26
163	8.06600	8.14500	5.45
164	8.06800	8.14400	5.66
165	8.06900	8.14100	5.88
166	8.06800	8.13600	6.10
167	8.06600	8.13000	6.34
168	8.06300	8.12300	6.58
169	8.05800	8.11400	6.84
170	8.05100	8.10400	7.10
171	8.04300	8.09200	7.38
172	8.03400	8.07800	7.67
173	8.02300	8.06300	7.97
174	8.01100	8.04600	8.28
175	7.99700	8.02800	8.61
176	7.98100	8.01000	8.94
177	7.96400	7.99600	9.30
178	7.94500	7.98700	9.66
179	7.92500	7.98100	9.77

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
180	5.90200	5.98100	9.18
181	5.89400	5.98500	9.16
182	5.90100	5.99100	9.15
183	5.90700	5.99700	9.13
184	5.91400	6.00300	9.11
185	5.92000	6.00800	9.10
186	5.92500	6.01300	9.10
187	5.93100	6.01800	9.08
188	5.93600	6.02200	9.06
189	5.94100	6.02700	9.05
190	5.94500	6.03000	9.03
191	5.95000	6.03400	9.01
192	5.95400	6.03700	9.01
193	5.95700	6.04000	8.99
194	5.96000	6.04200	8.97
195	5.96300	6.04500	8.96
196	5.96600	6.04600	8.94
197	5.96800	6.04800	8.92
198	5.97000	6.04900	8.91
199	5.97200	6.05000	8.90
200	5.97300	6.05000	8.88
201	5.97400	6.05000	8.86
202	5.97400	6.04900	8.85
203	5.97500	6.04900	8.83
204	5.97400	6.04700	8.81
205	5.97400	6.04600	8.80
206	5.97300	6.04400	8.78
207	5.97100	6.04100	8.76
208	5.97000	6.03900	8.75
209	5.96700	6.03500	8.73
210	5.96500	6.03200	8.71
211	5.96200	6.02700	8.69
212	5.95900	6.02300	8.68
213	5.95500	6.01800	8.66
214	5.95100	6.01300	8.65
215	5.94600	6.00700	8.63
216	5.94100	6.00000	8.60
217	5.93500	5.99400	8.59
218	5.92900	5.98600	8.57
219	5.92300	5.97900	8.55
220	5.91600	5.97100	8.54
221	5.90900	5.96200	8.52
222	5.90100	5.95300	8.49
223	5.89300	5.94300	8.47
224	5.88400	5.93300	8.46
225	5.87500	5.92200	8.44
226	5.86600	5.91100	8.43
227	5.85600	5.90000	8.41
228	5.84500	5.88800	8.38
229	5.83400	5.87500	8.36
230	5.82200	5.86200	8.35
231	5.81000	5.84800	8.33
232	5.79800	5.83400	8.32
233	5.78500	5.81900	8.30
234	5.77100	5.80400	8.26
235	5.75700	5.78800	8.25
236	5.74200	5.77300	8.23
237	5.72700	5.76000	8.22
238	5.71100	5.74900	8.20
239	5.69500	5.74100	8.19
240	5.67800	5.73500	8.15
241	5.66900	5.73200	8.14
242	5.66700	5.72900	8.13
243	5.66400	5.72700	8.11
244	5.66200	5.72500	8.10
245	5.66000	5.72300	8.08
246	5.65800	5.72000	8.07
247	5.65600	5.71800	8.05
248	5.65400	5.71600	8.04
249	5.65100	5.71300	8.03
250	5.64900	5.71100	8.01
251	5.64700	5.70900	8.00
252	5.64500	5.70600	7.98
253	5.64200	5.70400	7.97
254	5.64000	5.70200	7.96
255	5.63800	5.69900	7.95
256	5.63500	5.69700	7.93
257	5.63300	5.69400	7.92
258	5.63100	5.69200	7.90
259	5.62800	5.69000	7.89
260	5.62600	5.68700	7.88
261	5.62400	5.68500	7.87
262	5.62100	5.68200	7.86
263	5.61900	5.68000	7.84
264	5.61600	5.67700	7.83
265	5.61400	5.67500	7.82
266	5.61200	5.67200	7.80
267	5.60900	5.67000	7.79
268	5.60700	5.66700	7.78
269	5.60400	5.66500	7.77
270	5.60200	5.66200	7.75
271	5.59900	5.66000	7.74
272	5.59700	5.65800	7.73
273	5.59500	5.65500	7.72
274	5.59200	5.65300	7.71
275	5.59000	5.65000	7.70

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
180	7.90200	7.98100	9.83
181	7.89400	7.98500	9.81
182	7.90100	7.99100	9.79
183	7.90700	7.99700	9.77
184	7.91400	8.00300	9.75
185	7.92000	8.00800	9.73
186	7.92500	8.01300	9.71
187	7.93100	8.01800	9.69
188	7.93600	8.02200	9.67
189	7.94100	8.02700	9.65
190	7.94500	8.03000	9.63
191	7.95000	8.03400	9.61
192	7.95400	8.03700	9.59
193	7.95700	8.04000	9.57
194	7.96000	8.04200	9.55
195	7.96300	8.04500	9.53
196	7.96600	8.04600	9.51
197	7.96800	8.04800	9.49
198	7.97000	8.04900	9.47
199	7.97200	8.05000	9.45
200	7.97300	8.05000	9.43
201	7.97400	8.05000	9.41
202	7.97400	8.04900	9.39
203	7.97500	8.04900	9.37
204	7.97400	8.04700	9.36
205	7.97400	8.04600	9.34
206	7.97300	8.04400	9.32
207	7.97100	8.04100	9.30
208	7.97000	8.03900	9.28
209	7.96700	8.03500	9.26
210	7.96500	8.03200	9.24
211	7.96200	8.02700	9.22
212	7.95900	8.02300	9.20
213	7.95500	8.01800	9.18
214	7.95100	8.01300	9.16
215	7.94600	8.00700	9.14
216	7.94100	8.00000	9.12
217	7.93500	7.99400	9.10
218	7.92900	7.98600	9.08
219	7.92300	7.97900	9.07
220	7.91600	7.97100	9.05
221	7.90900	7.96200	9.03
222	7.90100	7.95300	9.01
223	7.89300	7.94300	8.99
224	7.88400	7.93300	8.97
225	7.87500	7.92200	8.95
226	7.86600	7.91100	8.94
227	7.85600	7.90000	8.92
228	7.84500	7.88800	8.90
229	7.83400	7.87500	8.88
230	7.82200	7.86200	8.86
231	7.81000	7.84800	8.84
232	7.79800	7.83400	8.83
233	7.78500	7.81900	8.81
234	7.77100	7.80400	8.79
235	7.75700	7.78800	8.77
236	7.74200	7.77300	8.75
237	7.72700	7.76000	8.74
238	7.71100	7.74900	8.72
239	7.69500	7.74100	8.70
240	7.67800	7.73500	8.68
241	7.66900	7.73200	8.67
242	7.66700	7.72900	8.65
243	7.66400	7.72700	8.63
244	7.66200	7.72500	8.61
245	7.66000	7.72300	8.60
246	7.65800	7.72000	8.58
247	7.65600	7.71800	8.56
248	7.65400	7.71600	8.55
249	7.65100	7.71300	8.53
250	7.64900	7.71100	8.51
251	7.64700	7.70900	8.50
252	7.64500	7.70600	8.48
253	7.64200	7.70400	8.46
254	7.64000	7.70200	8.45
255	7.63800	7.69900	8.43
256	7.63500	7.69700	8.41
257	7.63300	7.69400	8.40
258	7.63100	7.69200	8.38
259	7.62800	7.69000	8.37
260	7.62600	7.68700	8.35
261	7.62400	7.68500	8.33
262	7.62100	7.68200	8.32
263	7.61900	7.68000	8.30
264	7.61600	7.67700	8.29
265	7.61400	7.67500	8.27
266	7.61200	7.67200	8.26
267	7.60900	7.67000	8.24
268	7.60700	7.66700	8.23
269	7.60400	7.66500	8.21
270	7.60200	7.66200	8.20
271	7.59900	7.66000	8.18
272	7.59700	7.65800	8.17
273	7.59500	7.65500	8.15
274	7.59200	7.65300	8.14
275	7.59000	7.65000	8.12

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
276	5.58700	5.64800	7.68
277	5.58500	5.64500	7.67
278	5.58300	5.64300	7.66
279	5.58000	5.64000	7.65
280	5.57800	5.63800	7.64
281	5.57500	5.63600	7.63
282	5.57300	5.63300	7.62
283	5.57100	5.63100	7.61
284	5.56800	5.62800	7.60
285	5.56600	5.62600	7.59
286	5.56400	5.62400	7.58
287	5.56100	5.62100	7.57
288	5.55900	5.61900	7.55
289	5.55700	5.61700	7.54
290	5.55500	5.61400	7.53
291	5.55200	5.61200	7.52
292	5.55000	5.61000	7.51
293	5.54800	5.60800	7.50
294	5.54600	5.60600	7.49
295	5.54300	5.60300	7.48
296	5.54100	5.60100	7.47
297	5.53900	5.59900	7.46
298	5.53700	5.59700	7.45
299	5.53500	5.59500	7.45
300	5.53300	5.59300	7.43
301	5.53100	5.59100	7.42
302	5.52900	5.58900	7.42
303	5.52700	5.58700	7.41
304	5.52500	5.58500	7.40
305	5.52300	5.58300	7.39
306	5.52100	5.58100	7.38
307	5.51900	5.57900	7.37
308	5.51700	5.57700	7.36
309	5.51500	5.57500	7.35
310	5.51300	5.57400	7.35
311	5.51200	5.57200	7.34
312	5.51000	5.57000	7.33
313	5.50800	5.56800	7.32
314	5.50600	5.56700	7.31
315	5.50500	5.56500	7.30
316	5.50300	5.56400	7.30
317	5.50200	5.56200	7.29
318	5.50000	5.56100	7.28
319	5.49900	5.55900	7.27
320	5.49700	5.55800	7.26
321	5.49600	5.55600	7.26
322	5.49400	5.55500	7.25
323	5.49300	5.55400	7.24
324	5.49200	5.55300	7.23
325	5.49000	5.55100	7.23
326	5.48900	5.55000	7.22
327	5.48800	5.54900	7.21
328	5.48700	5.54800	7.21
329	5.48600	5.54700	7.20
330	5.48500	5.54600	7.19
331	5.48400	5.54500	7.18
332	5.48300	5.54500	7.18
333	5.48200	5.54400	7.17
334	5.48100	5.54300	7.16
335	5.48000	5.54200	7.16
336	5.47900	5.54200	7.15
337	5.47900	5.54100	7.15
338	5.47800	5.54100	7.14
339	5.47800	5.54000	7.13
340	5.47700	5.54000	7.13
341	5.47700	5.53900	7.12
342	5.47600	5.53900	7.11
343	5.47600	5.53900	7.11
344	5.47500	5.53900	7.10
345	5.47500	5.53900	7.10
346	5.47500	5.53900	7.09
347	5.47500	5.53900	7.09
348	5.47500	5.53900	7.08
349	5.47500	5.53900	7.08
350	5.47500	5.53900	7.07
351	5.47500	5.53900	7.07
352	5.47500	5.54000	7.06
353	5.47500	5.54000	7.06
354	5.47600	5.54100	7.05
355	5.47600	5.54100	7.05
356	5.47600	5.54200	7.05
357	5.47700	5.54200	7.05
358	5.47700	5.54300	7.05
359	5.47800	5.54400	7.08

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
276	7.58700	7.64800	8.11
277	7.58500	7.64500	8.10
278	7.58300	7.64300	8.08
279	7.58000	7.64000	8.07
280	7.57800	7.63800	8.05
281	7.57500	7.63600	8.04
282	7.57300	7.63300	8.03
283	7.57100	7.63100	8.01
284	7.56800	7.62800	8.00
285	7.56600	7.62600	7.99
286	7.56400	7.62400	7.97
287	7.56100	7.62100	7.96
288	7.55900	7.61900	7.95
289	7.55700	7.61700	7.93
290	7.55500	7.61400	7.92
291	7.55200	7.61200	7.91
292	7.55000	7.61000	7.89
293	7.54800	7.60800	7.88
294	7.54600	7.60600	7.87
295	7.54300	7.60300	7.86
296	7.54100	7.60100	7.84
297	7.53900	7.59900	7.83
298	7.53700	7.59700	7.82
299	7.53500	7.59500	7.81
300	7.53300	7.59300	7.80
301	7.53100	7.59100	7.78
302	7.52900	7.58900	7.77
303	7.52700	7.58700	7.76
304	7.52500	7.58500	7.75
305	7.52300	7.58300	7.74
306	7.52100	7.58100	7.73
307	7.51900	7.57900	7.71
308	7.51700	7.57700	7.70
309	7.51500	7.57500	7.69
310	7.51300	7.57400	7.68
311	7.51200	7.57200	7.67
312	7.51000	7.57000	7.66
313	7.50800	7.56800	7.65
314	7.50600	7.56700	7.64
315	7.50500	7.56500	7.63
316	7.50300	7.56400	7.62
317	7.50200	7.56200	7.61
318	7.50000	7.56100	7.60
319	7.49900	7.55900	7.58
320	7.49700	7.55800	7.57
321	7.49600	7.55600	7.56
322	7.49400	7.55500	7.55
323	7.49300	7.55400	7.55
324	7.49200	7.55300	7.54
325	7.49000	7.55100	7.53
326	7.48900	7.55000	7.52
327	7.48800	7.54900	7.51
328	7.48700	7.54800	7.50
329	7.48600	7.54700	7.49
330	7.48500	7.54600	7.48
331	7.48400	7.54500	7.47
332	7.48300	7.54500	7.46
333	7.48200	7.54400	7.45
334	7.48100	7.54300	7.44
335	7.48000	7.54200	7.43
336	7.47900	7.54200	7.43
337	7.47900	7.54100	7.42
338	7.47800	7.54100	7.41
339	7.47800	7.54000	7.40
340	7.47700	7.54000	7.39
341	7.47700	7.53900	7.38
342	7.47600	7.53900	7.37
343	7.47600	7.53900	7.37
344	7.47500	7.53900	7.36
345	7.47500	7.53900	7.35
346	7.47500	7.53900	7.34
347	7.47500	7.53900	7.34
348	7.47500	7.53900	7.33
349	7.47500	7.53900	7.32
350	7.47500	7.53900	7.31
351	7.47500	7.53900	7.31
352	7.47500	7.54000	7.30
353	7.47500	7.54000	7.30
354	7.47600	7.54100	7.29
355	7.47600	7.54100	7.29
356	7.47600	7.54200	7.28
357	7.47700	7.54200	7.28
358	7.47700	7.54300	7.29
359	7.47800	7.54400	7.35

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - Stack Price/Yield

WAMCO

Settle	12/23/2004
First Payment	1/25/2005

	M7	M8	M9
WAL	12.89	13.87	15.05
Principal Writedown	50,447.10 (0.69%)	24,989.06 (0.39%)	14,514.60 (0.29%)
Total Collat Loss (Collat Maturity)	67,087,653.50 (11.48%)	60,468,496.22 (10.35%)	55,367,718.73 (9.47%)
Total Collat Liquidation (Collat Maturity)	167,719,133.76 (28.70%)	151,171,240.55 (25.87%)	138,419,296.82 (23.68%)
Prepay (FRM)	100 *wamco_frm	100 *wamco_frm	100 *wamco_frm
Prepay (ARM)	100 *wamco_arm	100 *wamco_arm	100 *wamco_arm
Default (FRM)	237 *wamco_frm_def	206.5 *wamco_frm_def	184.35 *wamco_frm_def
Default (ARM)	237 *wamco_frm_def	206.5 *wamco_frm_def	184.35 *wamco_frm_def
Loss Severity	40%	40%	40%
LIBOR	FWD	FWD	FWD
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - Stack Price/Yield

WAMCO

Settle	12/23/2004
First Payment	1/25/2005

	M7	M8	M9
WAL	13.51	14.45	15.53
Principal Writedown	20,729.58 (0.28%)	25,062.71 (0.39%)	6,772.35 (0.14%)
Total Collat Loss (Collat Maturity)	68,283,487.07 (11.68%)	61,512,111.50 (10.53%)	56,428,891.26 (9.66%)
Total Collat Liquidation (Collat Maturity)	147,552,901.43 (25.25%)	132,716,495.68 (22.71%)	121,612,158.14 (20.81%)
Prepay (FRM)	100 *wamco_frm	100 *wamco_frm	100 *wamco_frm
Prepay (ARM)	100 *wamco_arm	100 *wamco_arm	100 *wamco_arm
Default (FRM)	200.1 *wamco_frm_def	174.8 *wamco_frm_def	156.8 *wamco_frm_def
Loss Severity	62.50%	62.50%	62.50%
Default (ARM)	200.1 *wamco_arm_def	174.8 *wamco_arm_def	156.8 *wamco_arm_def
Loss Severity	40.00%	40.00%	40.00%
LIBOR	FWD	FWD	FWD
Servicer Advances	100%	100%	100%
Liquidation Lag	0	0	0
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

SoundView 2004-WMC

Class 1A1-To Call

Prepay (FRM)	**85 PPC**	**100 PPC**	**115 PPC**	**125 PPC**	**145 PPC**
Prepay (ARM)	**70 PPC**	**85 PPC**	**100 PPC**	**120 PPC**	**140 PPC**
WAL	3.52	3.00	2.60	2.22	1.88
Mod Durn 30360	3.24	2.79	2.44	2.10	1.79
Principal Window	1 - 111	1 - 93	1 - 79	1 - 67	1 - 57

Class 1A1-To Maturity

Prepay (FRM)	**85 PPC**	**100 PPC**	**115 PPC**	**125 PPC**	**145 PPC**
Prepay (ARM)	**70 PPC**	**85 PPC**	**100 PPC**	**120 PPC**	**140 PPC**
WAL	3.77	3.21	2.79	2.39	2.01
Mod Durn 30360	3.42	2.95	2.59	2.24	1.90
Principal Window	1 - 233	1 - 197	1 - 175	1 - 154	1 - 131

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1
NetWAC Schedule
Prepay Speeds Given

Enable Call: No

(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

- The Effective Net WAC Rate is calculated as the Net WAC Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreement expressed on a Actual/360 annual rate assuming the bond balances as the denominator.

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	2.39000	2.65800	6.03	6.03
2	20.00000	20.00000	6.41	10.00
3	20.00000	20.00000	7.10	10.01
4	20.00000	20.00000	6.42	10.02
5	20.00000	20.00000	6.63	10.03
6	20.00000	20.00000	6.42	10.06
7	20.00000	20.00000	6.64	10.08
8	20.00000	20.00000	6.43	10.10
9	20.00000	20.00000	6.43	10.13
10	20.00000	20.00000	6.65	10.15
11	20.00000	20.00000	6.43	10.19
12	20.00000	20.00000	6.66	10.22
13	20.00000	20.00000	6.44	10.26
14	20.00000	20.00000	6.45	10.29
15	20.00000	20.00000	7.14	10.26
16	20.00000	20.00000	6.45	10.33
17	20.00000	20.00000	6.67	10.33
18	20.00000	20.00000	6.46	10.35
19	20.00000	20.00000	6.68	10.33
20	20.00000	20.00000	6.47	10.33
21	20.00000	20.00000	6.47	10.32
22	20.00000	20.00000	6.69	10.28
23	20.00000	20.00000	6.48	10.26
24	20.00000	20.00000	8.03	10.10
25	20.00000	20.00000	7.76	10.22
26	20.00000	20.00000	7.76	10.32
27	20.00000	20.00000	8.59	10.24
28	20.00000	20.00000	7.76	10.45
29	20.00000	20.00000	8.02	10.43
30	20.00000	20.00000	8.40	10.28
31	20.00000	20.00000	8.68	10.22
32	20.00000	20.00000	8.39	10.31
33	20.00000	20.00000	8.39	10.31
34	20.00000	20.00000	8.66	10.24

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
35	20.00000	20.00000	8.40	10.31
36	20.00000	20.00000	9.38	9.91
37	20.00000	20.00000	9.07	10.01
38	20.00000	20.00000	9.06	10.02
39	20.00000	20.00000	9.67	9.80
40	20.00000	20.00000	9.04	10.03
41	20.00000	20.00000	9.34	9.91
42	20.00000	20.00000	9.65	9.68
43	20.00000	20.00000	9.96	9.96
44	20.00000	20.00000	9.63	9.68
45	20.00000	20.00000	9.61	9.67
46	20.00000	20.00000	9.92	9.92
47	20.00000	20.00000	9.60	9.67
48	20.00000	20.00000	10.46	10.46
49	20.00000	20.00000	10.11	10.11
50	20.00000	20.00000	10.10	10.10
51	20.00000	20.00000	11.17	11.17
52	20.00000	20.00000	10.08	10.08
53	20.00000	20.00000	10.41	10.41
54	20.00000	20.00000	10.48	10.48
55	20.00000	20.00000	10.82	10.82
56	20.00000	20.00000	10.46	10.46
57	20.00000	20.00000	10.45	10.45
58	20.00000	20.00000	10.78	10.78
59	20.00000	20.00000	10.49	10.49
60	20.00000	20.00000	10.87	10.87
61	20.00000	20.00000	10.51	10.51
62	20.00000	20.00000	10.50	10.50
63	20.00000	20.00000	11.62	11.62
64	20.00000	20.00000	10.48	10.48
65	20.00000	20.00000	10.84	10.84
66	20.00000	20.00000	10.48	10.48
67	20.00000	20.00000	10.82	10.82
68	20.00000	20.00000	10.46	10.46
69	20.00000	20.00000	10.45	10.45
70	20.00000	20.00000	10.79	10.79
71	20.00000	20.00000	10.44	10.44
72	20.00000	20.00000	10.79	10.79
73	20.00000	20.00000	10.43	10.43
74	20.00000	20.00000	10.42	10.42
75	20.00000	20.00000	11.52	11.52
76	20.00000	20.00000	10.39	10.39
77	20.00000	20.00000	10.74	10.74
78	20.00000	20.00000	10.38	10.38
79	20.00000	20.00000	10.72	10.72
80	20.00000	20.00000	10.36	10.36
81	20.00000	20.00000	10.35	10.35
82	20.00000	20.00000	10.68	10.68
83	20.00000	20.00000	10.33	10.33
84	20.00000	20.00000	10.67	10.67
85	20.00000	20.00000	10.31	10.31
86	20.00000	20.00000	10.30	10.30
87	20.00000	20.00000	11.00	11.00
88	20.00000	20.00000	10.28	10.28
89	20.00000	20.00000	10.61	10.61

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
90	20.00000	20.00000	10.26	10.26
91	20.00000	20.00000	10.59	10.59
92	20.00000	20.00000	10.23	10.23
93	20.00000	20.00000	10.22	10.22
94	20.00000	20.00000	10.55	10.55
95	20.00000	20.00000	10.20	10.20
96	20.00000	20.00000	10.53	10.53
97	20.00000	20.00000	10.18	10.18
98	20.00000	20.00000	10.17	10.17
99	20.00000	20.00000	11.24	11.24
100	20.00000	20.00000	10.14	10.14
101	20.00000	20.00000	10.47	10.47
102	20.00000	20.00000	10.12	10.12
103	20.00000	20.00000	10.45	10.45
104	20.00000	20.00000	10.10	10.10
105	20.00000	20.00000	10.09	10.09
106	20.00000	20.00000	10.41	10.41
107	20.00000	20.00000	10.07	10.07
108	20.00000	20.00000	10.39	10.39
109	20.00000	20.00000	10.04	10.04
110	20.00000	20.00000	10.03	10.03
111	20.00000	20.00000	11.10	11.10
112	20.00000	20.00000	10.01	10.01
113	20.00000	20.00000	10.33	10.33
114	20.00000	20.00000	9.99	9.99
115	20.00000	20.00000	10.31	10.31
116	20.00000	20.00000	9.97	9.97
117	20.00000	20.00000	9.96	9.96
118	20.00000	20.00000	10.28	10.28
119	20.00000	20.00000	9.93	9.93
120	20.00000	20.00000	10.25	10.25
121	20.00000	20.00000	9.91	9.91
122	20.00000	20.00000	9.90	9.90
123	20.00000	20.00000	10.95	10.95
124	20.00000	20.00000	9.88	9.88
125	20.00000	20.00000	10.20	10.20
126	20.00000	20.00000	9.86	9.86
127	20.00000	20.00000	10.18	10.18
128	20.00000	20.00000	9.84	9.84
129	20.00000	20.00000	9.83	9.83
130	20.00000	20.00000	10.14	10.14
131	20.00000	20.00000	9.81	9.81
132	20.00000	20.00000	10.12	10.12
133	20.00000	20.00000	9.78	9.78
134	20.00000	20.00000	9.77	9.77
135	20.00000	20.00000	10.44	10.44
136	20.00000	20.00000	9.75	9.75
137	20.00000	20.00000	10.07	10.07
138	20.00000	20.00000	9.73	9.73
139	20.00000	20.00000	10.05	10.05
140	20.00000	20.00000	9.71	9.71
141	20.00000	20.00000	9.70	9.70
142	20.00000	20.00000	10.01	10.01
143	20.00000	20.00000	9.68	9.68
144	20.00000	20.00000	9.99	9.99

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
145	20.00000	20.00000	9.66	9.66
146	20.00000	20.00000	9.65	9.65
147	20.00000	20.00000	10.67	10.67
148	20.00000	20.00000	9.63	9.63
149	20.00000	20.00000	9.94	9.94
150	20.00000	20.00000	9.61	9.61
151	20.00000	20.00000	9.92	9.92
152	20.00000	20.00000	9.59	9.59
153	20.00000	20.00000	9.58	9.58
154	20.00000	20.00000	9.89	9.89
155	20.00000	20.00000	9.56	9.56
156	20.00000	20.00000	9.87	9.87
157	20.00000	20.00000	9.54	9.54
158	20.00000	20.00000	9.53	9.53
159	20.00000	20.00000	10.54	10.54
160	20.00000	20.00000	9.51	9.51
161	20.00000	20.00000	9.82	9.82
162	20.00000	20.00000	9.49	9.49
163	20.00000	20.00000	9.80	9.80
164	20.00000	20.00000	9.47	9.47
165	20.00000	20.00000	9.46	9.46
166	20.00000	20.00000	9.77	9.77
167	20.00000	20.00000	9.45	9.45
168	20.00000	20.00000	9.75	9.75
169	20.00000	20.00000	9.43	9.43
170	20.00000	20.00000	9.42	9.42
171	20.00000	20.00000	10.42	10.42
172	20.00000	20.00000	9.40	9.40
173	20.00000	20.00000	9.70	9.70
174	20.00000	20.00000	9.38	9.38
175	20.00000	20.00000	9.69	9.69
176	20.00000	20.00000	9.36	9.36
177	20.00000	20.00000	9.35	9.35
178	20.00000	20.00000	9.66	9.66
179	20.00000	20.00000	9.34	9.34
180	20.00000	20.00000	9.67	9.67
181	20.00000	20.00000	9.35	9.35
182	20.00000	20.00000	9.33	9.33
183	20.00000	20.00000	9.96	9.96
184	20.00000	20.00000	9.30	9.30
185	20.00000	20.00000	9.60	9.60
186	20.00000	20.00000	9.28	9.28
187	20.00000	20.00000	9.57	9.57
188	20.00000	20.00000	9.25	9.25
189	20.00000	20.00000	9.23	9.23
190	20.00000	20.00000	9.53	9.53
191	20.00000	20.00000	9.21	9.21
192	20.00000	20.00000	9.50	9.50
193	20.00000	20.00000	9.18	9.18
194	20.00000	20.00000	9.17	9.17
195	20.00000	20.00000	10.13	10.13
196	20.00000	20.00000	9.14	9.14
197	20.00000	20.00000	9.43	9.43
198	20.00000	20.00000	9.11	9.11
199	20.00000	20.00000	9.40	9.40

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
200	20.00000	20.00000	9.08	9.08
201	20.00000	20.00000	9.07	9.07
202	20.00000	20.00000	9.36	9.36
203	20.00000	20.00000	9.04	9.04
204	20.00000	20.00000	9.33	9.33
205	20.00000	20.00000	9.02	9.02
206	20.00000	20.00000	9.00	9.00
207	20.00000	20.00000	9.95	9.95
208	20.00000	20.00000	8.97	8.97
209	20.00000	20.00000	9.26	9.26
210	20.00000	20.00000	8.95	8.95
211	20.00000	20.00000	9.23	9.23
212	20.00000	20.00000	8.92	8.92
213	20.00000	20.00000	8.91	8.91
214	20.00000	20.00000	9.19	9.19
215	20.00000	20.00000	8.88	8.88
216	20.00000	20.00000	9.16	9.16
217	20.00000	20.00000	8.85	8.85
218	20.00000	20.00000	8.84	8.84
219	20.00000	20.00000	9.77	9.77
220	20.00000	20.00000	8.82	8.82
221	20.00000	20.00000	9.10	9.10
222	20.00000	20.00000	8.79	8.79
223	20.00000	20.00000	9.07	9.07
224	20.00000	20.00000	8.76	8.76
225	20.00000	20.00000	8.75	8.75
226	20.00000	20.00000	9.03	9.03
227	20.00000	20.00000	8.72	8.72
228	20.00000	20.00000	9.00	9.00
229	20.00000	20.00000	8.70	8.70
230	20.00000	20.00000	8.69	8.69
231	20.00000	20.00000	9.27	9.27
232	20.00000	20.00000	8.66	8.66
233	20.00000	20.00000	8.94	8.94
234	20.00000	20.00000	8.64	8.64
235	20.00000	20.00000	8.91	8.91
236	20.00000	20.00000	8.61	8.61
237	20.00000	20.00000	8.60	8.60
238	20.00000	20.00000	8.87	8.87
239	20.00000	20.00000	8.57	8.57
240	20.00000	20.00000	8.85	8.85
241	20.00000	20.00000	8.55	8.55
242	20.00000	20.00000	8.54	8.54
243	20.00000	20.00000	9.44	9.44
244	20.00000	20.00000	8.51	8.51
245	20.00000	20.00000	8.78	8.78
246	20.00000	20.00000	8.49	8.49
247	20.00000	20.00000	8.76	8.76
248	20.00000	20.00000	8.46	8.46
249	20.00000	20.00000	8.45	8.45
250	20.00000	20.00000	8.72	8.72
251	20.00000	20.00000	8.43	8.43
252	20.00000	20.00000	8.70	8.70
253	20.00000	20.00000	8.40	8.40
254	20.00000	20.00000	8.39	8.39

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
255	20.00000	20.00000	9.28	9.28
256	20.00000	20.00000	8.37	8.37
257	20.00000	20.00000	8.63	8.63
258	20.00000	20.00000	8.34	8.34
259	20.00000	20.00000	8.61	8.61
260	20.00000	20.00000	8.32	8.32
261	20.00000	20.00000	8.31	8.31
262	20.00000	20.00000	8.57	8.57
263	20.00000	20.00000	8.29	8.29
264	20.00000	20.00000	8.55	8.55
265	20.00000	20.00000	8.26	8.26
266	20.00000	20.00000	8.25	8.25
267	20.00000	20.00000	9.12	9.12
268	20.00000	20.00000	8.23	8.23
269	20.00000	20.00000	8.49	8.49
270	20.00000	20.00000	8.21	8.21
271	20.00000	20.00000	8.47	8.47
272	20.00000	20.00000	8.18	8.18
273	20.00000	20.00000	8.17	8.17
274	20.00000	20.00000	8.43	8.43
275	20.00000	20.00000	8.15	8.15
276	20.00000	20.00000	8.41	8.41
277	20.00000	20.00000	8.13	8.13
278	20.00000	20.00000	8.12	8.12
279	20.00000	20.00000	8.67	8.67
280	20.00000	20.00000	8.10	8.10
281	20.00000	20.00000	8.36	8.36
282	20.00000	20.00000	8.08	8.08
283	20.00000	20.00000	8.33	8.33
284	20.00000	20.00000	8.06	8.06
285	20.00000	20.00000	8.04	8.04
286	20.00000	20.00000	8.30	8.30
287	20.00000	20.00000	8.02	8.02
288	20.00000	20.00000	8.28	8.28
289	20.00000	20.00000	8.00	8.00
290	20.00000	20.00000	7.99	7.99
291	20.00000	20.00000	8.84	8.84
292	20.00000	20.00000	7.97	7.97
293	20.00000	20.00000	8.23	8.23
294	20.00000	20.00000	7.95	7.95
295	20.00000	20.00000	8.21	8.21
296	20.00000	20.00000	7.93	7.93
297	20.00000	20.00000	7.92	7.92
298	20.00000	20.00000	8.18	8.18
299	20.00000	20.00000	7.90	7.90
300	20.00000	20.00000	8.16	8.16
301	20.00000	20.00000	7.88	7.88
302	20.00000	20.00000	7.87	7.87
303	20.00000	20.00000	8.71	8.71
304	20.00000	20.00000	7.86	7.86
305	20.00000	20.00000	8.11	8.11
306	20.00000	20.00000	7.84	7.84
307	20.00000	20.00000	8.09	8.09
308	20.00000	20.00000	7.82	7.82
309	20.00000	20.00000	7.81	7.81

Period	1 Mo LIBOR	6 Mo LIBOR	NetWac Cap	Effective NetWac Rate
310	20.00000	20.00000	8.06	8.06
311	20.00000	20.00000	7.79	7.79
312	20.00000	20.00000	8.04	8.04
313	20.00000	20.00000	7.77	7.77
314	20.00000	20.00000	7.76	7.76
315	20.00000	20.00000	8.59	8.59
316	20.00000	20.00000	7.75	7.75
317	20.00000	20.00000	7.99	7.99
318	20.00000	20.00000	7.73	7.73
319	20.00000	20.00000	7.98	7.98
320	20.00000	20.00000	7.71	7.71
321	20.00000	20.00000	7.70	7.70
322	20.00000	20.00000	7.95	7.95
323	20.00000	20.00000	7.68	7.68
324	20.00000	20.00000	7.93	7.93
325	20.00000	20.00000	7.67	7.67
326	20.00000	20.00000	7.66	7.66
327	20.00000	20.00000	8.18	8.18
328	20.00000	20.00000	7.64	7.64
329	20.00000	20.00000	7.89	7.89
330	20.00000	20.00000	7.63	7.63
331	20.00000	20.00000	7.87	7.87
332	20.00000	20.00000	7.61	7.61
333	20.00000	20.00000	7.60	7.60
334	20.00000	20.00000	7.85	7.85
335	20.00000	20.00000	7.59	7.59
336	20.00000	20.00000	7.83	7.83
337	20.00000	20.00000	7.57	7.57
338	20.00000	20.00000	7.56	7.56
339	20.00000	20.00000	8.37	8.37
340	20.00000	20.00000	7.55	7.55
341	20.00000	20.00000	7.79	7.79
342	20.00000	20.00000	7.53	7.53
343	20.00000	20.00000	7.78	7.78
344	20.00000	20.00000	7.52	7.52
345	20.00000	20.00000	7.51	7.51
346	20.00000	20.00000	7.76	7.76
347	20.00000	20.00000	7.50	7.50
348	20.00000	20.00000	7.74	7.74
349	20.00000	20.00000	7.49	7.49
350	20.00000	20.00000	7.48	7.48
351	20.00000	20.00000	8.27	8.27
352	20.00000	20.00000	7.47	7.47
353	20.00000	20.00000	7.71	7.71
354	20.00000	20.00000	7.46	7.46
355	20.00000	20.00000	7.71	7.71
356	20.00000	20.00000	7.46	7.46
357	20.00000	20.00000	7.46	7.46
358	20.00000	20.00000	7.73	7.73
359	20.00000	20.00000	7.56	7.56
360	20.00000	20.00000	0.00	0.00
361	20.00000	20.00000	0.00	0.00
362	20.00000	20.00000	0.00	0.00

WMC Mortgage Loan Trust 2004-1
Excess Spread Analysis
Fail Triggers: No
Prepay Speeds Given

Enable Call: No
LIBOR Forward + Spike 100 bps after month 6

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.39000	2.65800	3.60
2	2.44500	2.76000	3.73
3	2.56000	2.86200	3.91
4	2.70300	2.95500	3.47
5	2.83300	3.03500	3.44
6	2.93100	3.10200	3.24
7	2.99100	3.16100	3.29
8	4.05000	4.22100	2.13
9	4.11400	4.28000	2.07
10	4.17600	4.33600	2.15
11	4.22700	4.38900	1.96
12	4.28400	4.44000	2.06
13	4.34600	4.48700	1.85
14	4.39600	4.53000	1.80
15	4.44500	4.57200	2.21
16	4.49000	4.60900	1.71
17	4.52800	4.63900	1.83
18	4.56400	4.66300	1.64
19	4.60300	4.68400	1.76
20	4.64000	4.70700	1.57
21	4.66500	4.73000	1.55
22	4.67000	4.75700	1.71
23	4.66700	4.78900	1.56
24	4.69100	4.82900	2.99
25	4.73500	4.87100	2.77
26	4.77800	4.91200	2.72
27	4.82100	4.95200	3.19
28	4.86200	4.99000	2.64
29	4.90200	5.02700	2.76
30	4.94100	5.06200	3.21
31	4.97800	5.09400	3.34
32	5.01300	5.12500	3.12
33	5.04700	5.15400	3.08
34	5.07800	5.18300	3.23
35	5.10700	5.21100	3.03

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
36	5.13300	5.23800	3.85
37	5.15900	5.26600	3.63
38	5.18700	5.29400	3.59
39	5.21400	5.32200	3.93
40	5.24100	5.35000	3.52
41	5.26900	5.37800	3.68
42	5.29600	5.40700	3.97
43	5.32400	5.43600	4.12
44	5.35200	5.46600	3.89
45	5.38000	5.49700	3.86
46	5.40900	5.52800	4.01
47	5.43800	5.55800	3.79
48	5.46800	5.58900	4.14
49	5.50000	5.61800	3.91
50	5.53200	5.64500	3.87
51	5.56200	5.67000	4.42
52	5.59000	5.69300	3.80
53	5.61600	5.71300	3.98
54	5.64000	5.73000	3.85
55	5.66100	5.74400	4.02
56	5.67900	5.75800	3.81
57	5.69500	5.77300	3.80
58	5.70800	5.79100	3.98
59	5.71800	5.81100	3.84
60	5.72500	5.83300	4.13
61	5.74100	5.85900	3.92
62	5.77000	5.88600	3.90
63	5.79700	5.91300	4.48
64	5.82400	5.93900	3.86
65	5.85100	5.96300	4.06
66	5.87600	5.98800	3.94
67	5.90100	6.01100	4.12
68	5.92500	6.03300	3.91
69	5.94900	6.05500	3.89
70	5.97100	6.07500	4.08
71	5.99300	6.09500	3.88
72	6.01300	6.11300	4.15
73	6.03300	6.13100	3.95
74	6.05100	6.14700	3.95
75	6.06900	6.16200	4.55
76	6.08500	6.17600	3.96
77	6.10100	6.18800	3.62
78	6.11500	6.20000	3.52
79	6.12800	6.21000	3.69
80	6.14000	6.21900	3.56
81	6.15000	6.23000	3.59
82	6.15900	6.24200	3.75
83	6.16700	6.25500	3.64
84	6.17400	6.26900	3.83
85	6.18500	6.28500	3.73
86	6.20200	6.30200	3.76
87	6.21900	6.31900	4.04
88	6.23600	6.33600	3.83
89	6.25200	6.35300	3.98
90	6.26900	6.36900	3.94

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
91	6.28500	6.38600	4.09
92	6.30100	6.40200	4.03
93	6.31700	6.41800	4.08
94	6.33300	6.43400	4.25
95	6.34900	6.45000	4.23
96	6.36500	6.46600	4.43
97	6.38100	6.48100	4.42
98	6.39600	6.49700	4.50
99	6.41100	6.51200	4.79
100	6.42700	6.52800	4.67
101	6.44200	6.54300	4.82
102	6.45700	6.55800	4.89
103	6.47200	6.57300	5.04
104	6.48700	6.58800	5.10
105	6.50200	6.60300	5.21
106	6.51600	6.61800	5.35
107	6.53100	6.63300	5.44
108	6.54500	6.64800	5.60
109	6.56000	6.66200	5.71
110	6.57400	6.67700	5.85
111	6.58900	6.69200	6.00
112	6.60300	6.70600	6.15
113	6.61700	6.72000	6.30
114	6.63100	6.73500	6.49
115	6.64600	6.74900	6.65
116	6.66000	6.76200	6.82
117	6.67400	6.77200	6.99
118	6.68800	6.78000	7.16
119	6.70200	6.78500	7.34
120	6.71500	6.78800	7.54
121	6.72100	6.78800	7.73
122	6.72000	6.78700	7.92
123	6.71800	6.78600	8.12
124	6.71700	6.78600	8.32
125	6.71600	6.78700	8.53
126	6.71600	6.78800	8.74
127	6.71600	6.79000	8.96
128	6.71700	6.79200	9.18
129	6.71800	6.79400	9.41
130	6.72000	6.79800	9.64
131	6.72200	6.80200	9.88
132	6.72500	6.80700	9.94
133	6.72900	6.81200	9.93
134	6.73300	6.81900	9.92
135	6.73800	6.82600	9.91
136	6.74400	6.83300	9.90
137	6.75000	6.84200	9.89
138	6.75800	6.85200	9.90
139	6.76600	6.86200	9.89
140	6.77500	6.87400	9.88
141	6.78400	6.88800	9.87
142	6.79500	6.90400	9.86
143	6.80600	6.92200	9.85
144	6.81900	6.94000	9.88
145	6.83600	6.96000	9.87

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
146	6.85700	6.97900	9.86
147	6.87800	6.99800	9.85
148	6.89700	7.01500	9.84
149	6.91600	7.03200	9.83
150	6.93300	7.04700	9.86
151	6.95000	7.06200	9.85
152	6.96600	7.07500	9.84
153	6.98000	7.08800	9.83
154	6.99400	7.09900	9.82
155	7.00700	7.10900	9.81
156	7.01800	7.11800	9.82
157	7.02800	7.12600	9.81
158	7.03800	7.13200	9.80
159	7.04600	7.13700	9.79
160	7.05300	7.14100	9.78
161	7.05900	7.14400	9.77
162	7.06300	7.14500	9.77
163	7.06600	7.14500	9.76
164	7.06800	7.14400	9.75
165	7.06900	7.14100	9.74
166	7.06800	7.13600	9.73
167	7.06600	7.13000	9.72
168	7.06300	7.12300	9.71
169	7.05800	7.11400	9.70
170	7.05100	7.10400	9.69
171	7.04300	7.09200	9.68
172	7.03400	7.07800	9.67
173	7.02300	7.06300	9.66
174	7.01100	7.04600	9.63
175	6.99700	7.02800	9.62
176	6.98100	7.01000	9.61
177	6.96400	6.99600	9.60
178	6.94500	6.98700	9.59
179	6.92500	6.98100	9.59
180	6.90200	6.98100	9.55
181	6.89400	6.98500	9.54
182	6.90100	6.99100	9.53
183	6.90700	6.99700	9.51
184	6.91400	7.00300	9.50
185	6.92000	7.00800	9.48
186	6.92500	7.01300	9.48
187	6.93100	7.01800	9.47
188	6.93600	7.02200	9.46
189	6.94100	7.02700	9.44
190	6.94500	7.03000	9.43
191	6.95000	7.03400	9.41
192	6.95400	7.03700	9.41
193	6.95700	7.04000	9.40
194	6.96000	7.04200	9.38
195	6.96300	7.04500	9.37
196	6.96600	7.04600	9.35
197	6.96800	7.04800	9.34
198	6.97000	7.04900	9.33
199	6.97200	7.05000	9.32
200	6.97300	7.05000	9.30

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
201	6.97400	7.05000	9.29
202	6.97400	7.04900	9.28
203	6.97500	7.04900	9.26
204	6.97400	7.04700	9.25
205	6.97400	7.04600	9.23
206	6.97300	7.04400	9.22
207	6.97100	7.04100	9.21
208	6.97000	7.03900	9.19
209	6.96700	7.03500	9.18
210	6.96500	7.03200	9.16
211	6.96200	7.02700	9.15
212	6.95900	7.02300	9.13
213	6.95500	7.01800	9.12
214	6.95100	7.01300	9.11
215	6.94600	7.00700	9.09
216	6.94100	7.00000	9.07
217	6.93500	6.99400	9.06
218	6.92900	6.98600	9.04
219	6.92300	6.97900	9.03
220	6.91600	6.97100	9.02
221	6.90900	6.96200	9.00
222	6.90100	6.95300	8.97
223	6.89300	6.94300	8.96
224	6.88400	6.93300	8.95
225	6.87500	6.92200	8.94
226	6.86600	6.91100	8.92
227	6.85600	6.90000	8.91
228	6.84500	6.88800	8.87
229	6.83400	6.87500	8.86
230	6.82200	6.86200	8.85
231	6.81000	6.84800	8.83
232	6.79800	6.83400	8.82
233	6.78500	6.81900	8.81
234	6.77100	6.80400	8.77
235	6.75700	6.78800	8.75
236	6.74200	6.77300	8.74
237	6.72700	6.76000	8.73
238	6.71100	6.74900	8.72
239	6.69500	6.74100	8.70
240	6.67800	6.73500	8.67
241	6.66900	6.73200	8.66
242	6.66700	6.72900	8.64
243	6.66400	6.72700	8.63
244	6.66200	6.72500	8.62
245	6.66000	6.72300	8.61
246	6.65800	6.72000	8.59
247	6.65600	6.71800	8.58
248	6.65400	6.71600	8.57
249	6.65100	6.71300	8.56
250	6.64900	6.71100	8.54
251	6.64700	6.70900	8.53
252	6.64500	6.70600	8.52
253	6.64200	6.70400	8.51
254	6.64000	6.70200	8.49
255	6.63800	6.69900	8.48

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
256	6.63500	6.69700	8.47
257	6.63300	6.69400	8.46
258	6.63100	6.69200	8.44
259	6.62800	6.69000	8.43
260	6.62600	6.68700	8.42
261	6.62400	6.68500	8.41
262	6.62100	6.68200	8.40
263	6.61900	6.68000	8.39
264	6.61600	6.67700	8.37
265	6.61400	6.67500	8.36
266	6.61200	6.67200	8.35
267	6.60900	6.67000	8.34
268	6.60700	6.66700	8.33
269	6.60400	6.66500	8.32
270	6.60200	6.66200	8.30
271	6.59900	6.66000	8.29
272	6.59700	6.65800	8.28
273	6.59500	6.65500	8.27
274	6.59200	6.65300	8.26
275	6.59000	6.65000	8.25
276	6.58700	6.64800	8.24
277	6.58500	6.64500	8.23
278	6.58300	6.64300	8.22
279	6.58000	6.64000	8.20
280	6.57800	6.63800	8.19
281	6.57500	6.63600	8.18
282	6.57300	6.63300	8.17
283	6.57100	6.63100	8.16
284	6.56800	6.62800	8.15
285	6.56600	6.62600	8.14
286	6.56400	6.62400	8.13
287	6.56100	6.62100	8.12
288	6.55900	6.61900	8.11
289	6.55700	6.61700	8.10
290	6.55500	6.61400	8.09
291	6.55200	6.61200	8.08
292	6.55000	6.61000	8.07
293	6.54800	6.60800	8.06
294	6.54600	6.60600	8.05
295	6.54300	6.60300	8.04
296	6.54100	6.60100	8.03
297	6.53900	6.59900	8.02
298	6.53700	6.59700	8.01
299	6.53500	6.59500	8.00
300	6.53300	6.59300	7.99
301	6.53100	6.59100	7.98
302	6.52900	6.58900	7.97
303	6.52700	6.58700	7.96
304	6.52500	6.58500	7.95
305	6.52300	6.58300	7.94
306	6.52100	6.58100	7.93
307	6.51900	6.57900	7.92
308	6.51700	6.57700	7.91
309	6.51500	6.57500	7.90
310	6.51300	6.57400	7.89

Period	1 Mo LIBOR	6 Mo LIBOR	Spread
311	6.51200	6.57200	7.88
312	6.51000	6.57000	7.87
313	6.50800	6.56800	7.87
314	6.50600	6.56700	7.86
315	6.50500	6.56500	7.85
316	6.50300	6.56400	7.84
317	6.50200	6.56200	7.83
318	6.50000	6.56100	7.82
319	6.49900	6.55900	7.81
320	6.49700	6.55800	7.80
321	6.49600	6.55600	7.80
322	6.49400	6.55500	7.79
323	6.49300	6.55400	7.78
324	6.49200	6.55300	7.77
325	6.49000	6.55100	7.76
326	6.48900	6.55000	7.75
327	6.48800	6.54900	7.75
328	6.48700	6.54800	7.74
329	6.48600	6.54700	7.73
330	6.48500	6.54600	7.72
331	6.48400	6.54500	7.71
332	6.48300	6.54500	7.71
333	6.48200	6.54400	7.70
334	6.48100	6.54300	7.69
335	6.48000	6.54200	7.68
336	6.47900	6.54200	7.68
337	6.47900	6.54100	7.67
338	6.47800	6.54100	7.66
339	6.47800	6.54000	7.65
340	6.47700	6.54000	7.65
341	6.47700	6.53900	7.64
342	6.47600	6.53900	7.63
343	6.47600	6.53900	7.63
344	6.47500	6.53900	7.62
345	6.47500	6.53900	7.61
346	6.47500	6.53900	7.61
347	6.47500	6.53900	7.60
348	6.47500	6.53900	7.59
349	6.47500	6.53900	7.59
350	6.47500	6.53900	7.58
351	6.47500	6.53900	7.58
352	6.47500	6.54000	7.57
353	6.47500	6.54000	7.57
354	6.47600	6.54100	7.56
355	6.47600	6.54100	7.56
356	6.47600	6.54200	7.56
357	6.47700	6.54200	7.56
358	6.47700	6.54300	7.58
359	6.47800	6.54400	7.65
360	6.47900	6.54500	0.00
361	6.47900	6.54500	0.00
362	6.47900	6.54500	0.00
363	6.47900	6.54500	0.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

KBC

Settle 12/23/2004
First Payment 1/25/2005

	1A2	1A2	1A2	1A2
Price				
WAL	4.43	5.66	4.75	5.92
Principal Writedown	2,904.61 (0.01%)	4,063.67 (0.02%)	966.15 (0.00%)	12,311.39 (0.05%)
Total Collat Loss (Collat Maturity)	140,248,430.71 (24.00%)	150,545,500.05 (25.76%)	128,651,885.95 (22.01%)	135,346,218.19 (23.16%)
Total Collat Liquidation (Collat Maturity)	347,661,850.09 (59.49%)	213,222,255.58 (36.48%)	318,961,569.72 (54.58%)	191,739,960.01 (32.81%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	31.563 CDR	15.096 CDR	27.275 CDR	13.111 CDR
Loss Severity	40%	70%	40%	70%
LIBOR	FWD	FWD	FWD + 200	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Declaration

Settle	12/23/2004
First Payment	1/25/2005

	M5	*M5*	*M5*	*M5*
WAL	10.44	10.97	10.90	11.36
Principal Writedown	2,208.35 (0.02%)	3,313.98 (0.04%)	983.74 (0.01%)	2,308.80 (0.02%)
Total Collat Loss (Collat Maturity)	82,904,466.24 (14.19%)	84,936,562.47 (14.53%)	71,913,407.09 (12.30%)	73,338,442.83 (12.55%)
Total Collat Liquidation (Collat Maturity)	182,642,786.77 (31.25%)	153,088,216.39 (26.19%)	158,461,297.34 (27.11%)	132,213,675.88 (22.62%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	12.325 CDR	9.885 CDR	10.305 CDR	8.279 CDR
Loss Severity	45%	55%	45%	55%
LIBOR	FWD	FWD	FWD +150	FWD +150
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Settle
First Payment

	M7	*M7*	*M7*	*M7*
WAL	11.56	12.02	12.07	12.45
Principal Writedown	3,477.93 (0.05%)	5,563.53 (0.08%)	5,348.13 (0.07%)	137.79 (0.00%)
Total Collat Loss (Collat Maturity)	68,038,670.11 (11.64%)	69,633,613.49 (11.91%)	56,647,357.16 (9.69%)	57,713,173.04 (9.88%)
Total Collat Liquidation (Collat Maturity)	149,881,993.54 (25.65%)	125,498,066.50 (21.47%)	124,815,401.50 (21.36%)	104,038,995.56 (17.80%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	9.633 CDR	7.791 CDR	7.735 CDR	6.266 CDR
Loss Severity	45%	55%	45%	55%
LIBOR	FWD	FWD	FWD +150	FWD +150
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Settle
First Payment

	M9	*M9*	*M9*	*M9*
WAL	12.86	13.26	13.45	13.78
Principal Writedown	233.75 (0.00%)	919.19 (0.02%)	3,397.88 (0.07%)	7,044.05 (0.14%)
Total Collat Loss (Collat Maturity)	56,798,737.92 (9.72%)	58,114,702.78 (9.94%)	45,146,474.90 (7.72%)	45,987,301.82 (7.87%)
Total Collat Liquidation (Collat Maturity)	125,114,037.74 (21.41%)	104,732,228.01 (17.92%)	99,469,625.03 (17.02%)	82,897,096.71 (14.18%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	7.763 CDR	6.319 CDR	5.954 CDR	4.854 CDR
Loss Severity	45%	55%	45%	55%
LIBOR	FWD	FWD	FWD +150	FWD +150
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Declaration

Settle 12/23/2004
First Payment 1/25/2005

	M5	*M5*	*M7*	*M7*	*M9*	*M9*
WAL	11.34	11.70	12.34	12.74	13.56	14.00
Principal Writedown	4,542.71 (0.05%)	6,059.49 (0.06%)	4,276.32 (0.06%)	9,026.85 (0.12%)	6,897.17 (0.14%)	2,953.94 (0.06%)
Total Collat Loss (Collat Maturity)	86,400,142.78 (14.78%)	74,365,612.70 (12.72%)	70,784,534.45 (12.11%)	58,473,592.07 (10.01%)	59,050,615.26 (10.10%)	46,565,447.29 (7.97%)
Total Collat Liquidation (Collat Maturity)	131,761,802.31 (22.55%)	113,436,237.73 (19.41%)	107,941,083.14 (18.47%)	89,190,312.60 (15.26%)	90,043,289.58 (15.41%)	71,023,787.54 (12.15%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.252 CDR	6.92 CDR	6.541 CDR	5.266 CDR	5.327 CDR	4.095 CDR
Loss Severity	65%	65%	65%	65%	65%	65%
LIBOR	FWD	FWD + 150	FWD	FWD + 150	FWD	FWD + 150
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1 - BE Analysis

Deerfield

Settle	12/23/2004
First Payment	1/25/2005

	M7	*M7*	*M7*	*M8*
WAL	10.84	11.62	12.11	11.49
Principal Writedown	1,277.95 (0.02%)	4,856.40 (0.07%)	2,674.49 (0.04%)	1,188.98 (0.02%)
Total Collat Loss (Collat Maturity)	57,437,852.33 (9.83%)	59,828,228.52 (10.24%)	61,327,171.48 (10.49%)	51,452,056.31 (8.80%)
Total Collat Liquidation (Collat Maturity)	189,843,190.70 (32.48%)	148,297,913.24 (25.37%)	121,604,448.40 (20.81%)	170,053,860.27 (29.10%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	12.947 CDR	9.504 CDR	7.504 CDR	11.253 CDR
Loss Severity	30%	40%	50%	30%
LIBOR	**FWD + 100**	**FWD + 100**	**FWD + 100**	**FWD + 100**
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trust

Settle
First Payment

	M8	*M8*	*M9*	*M9*	*M9*
WAL	12.21	12.66	12.34	13.01	13.45
Principal Writedown	3,711.59 (0.06%)	1,871.64 (0.03%)	4,166.50 (0.08%)	2,054.40 (0.04%)	7,068.08 (0.14%)
Total Collat Loss (Collat Maturity)	53,516,048.83 (9.16%)	54,822,749.70 (9.38%)	46,689,393.94 (7.99%)	48,557,595.37 (8.31%)	49,755,091.94 (8.51%)
Total Collat Liquidation (Collat Maturity)	132,647,769.75 (22.70%)	108,703,948.14 (18.60%)	154,308,683.15 (26.40%)	120,354,452.22 (20.59%)	98,653,431.77 (16.88%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	8.313 CDR	6.59 CDR	9.976 CDR	7.414 CDR	5.9 CDR
Loss Severity	40%	50%	30%	40%	50%
LIBOR	**FWD + 100**	**FWD + 100**	**FWD + 100**	**FWD + 100**	**FWD + 100**
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1
Excess Spread Schedule
FRM PPC: 115%
ARM PPC: 100%
Fwrd LIBOR

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.39000	2.65800	3.60
2	2.44500	2.76000	3.73
3	2.56000	2.86200	3.90
4	2.70300	2.95500	3.47
5	2.83300	3.03500	3.44
6	2.93100	3.10200	3.24
7	2.99100	3.16100	3.29
8	3.05000	3.22100	3.11
9	3.11400	3.28000	3.05
10	3.17600	3.33600	3.10
11	3.22700	3.38900	2.93
12	3.28400	3.44000	2.99
13	3.34600	3.48700	2.80
14	3.39600	3.53000	2.75
15	3.44500	3.57200	3.08
16	3.49000	3.60900	2.65
17	3.52800	3.63900	2.74
18	3.56400	3.66300	2.58
19	3.60300	3.68400	2.66
20	3.64000	3.70700	2.50
21	3.66500	3.73000	2.47
22	3.67000	3.75700	2.60
23	3.66700	3.78900	2.47
24	3.69100	3.82900	3.96
25	3.73500	3.87100	3.77
26	3.77800	3.91200	3.73
27	3.82100	3.95200	4.10
28	3.86200	3.99000	3.64
29	3.90200	4.02700	3.74
30	3.94100	4.06200	4.22
31	3.97800	4.09400	4.33
32	4.01300	4.12500	4.14
33	4.04700	4.15400	4.10
34	4.07800	4.18300	4.22
35	4.10700	4.21100	4.05
36	4.13300	4.23800	4.80
37	4.15900	4.26600	4.62
38	4.18700	4.29400	4.57
39	4.21400	4.32200	4.86
40	4.24100	4.35000	4.53
41	4.26900	4.37800	4.66
42	4.29600	4.40700	4.63
43	4.32400	4.43600	4.76
44	4.35200	4.46600	4.57
45	4.38000	4.49700	4.53
46	4.40900	4.52800	4.66
47	4.43800	4.55800	4.47
48	4.46800	4.58900	4.73
49	4.50000	4.61800	4.53
50	4.53200	4.64500	4.49
51	4.56200	4.67000	4.95
52	4.59000	4.69300	4.42
53	4.61600	4.71300	4.56
54	4.64000	4.73000	4.46
55	4.66100	4.74400	4.60
56	4.67900	4.75800	4.41
57	4.69500	4.77300	4.39
58	4.70800	4.79100	4.54
59	4.71800	4.81100	4.42
60	4.72500	4.83300	4.69
61	4.74100	4.85900	4.50
62	4.77000	4.88600	4.46
63	4.79700	4.91300	4.94
64	4.82400	4.93900	4.39
65	4.85100	4.96300	4.54
66	4.87600	4.98800	4.45
67	4.90100	5.01100	4.59
68	4.92500	5.03300	4.38
69	4.94900	5.05500	4.35
70	4.97100	5.07500	4.50
71	4.99300	5.09500	4.30
72	5.01300	5.11300	4.54
73	5.03300	5.13100	4.33
74	5.05100	5.14700	4.30
75	5.06900	5.16200	4.82
76	5.08500	5.17600	4.25
77	5.10100	5.18800	4.41
78	5.11500	5.20000	4.27
79	5.12800	5.21000	4.43
80	5.14000	5.21900	3.82
81	5.15000	5.23000	3.82
82	5.15900	5.24200	4.01
83	5.16700	5.25500	3.82
84	5.17400	5.26900	4.05
85	5.18500	5.28500	3.86
86	5.20200	5.30200	3.86
87	5.21900	5.31900	4.24
88	5.23600	5.33600	3.85
89	5.25200	5.35300	4.04
90	5.26900	5.36900	3.91
91	5.28500	5.38600	4.10
92	5.30100	5.40200	3.90
93	5.31700	5.41800	3.90
94	5.33300	5.43400	4.09
95	5.34900	5.45000	3.90
96	5.36500	5.46600	4.16

WMC Mortgage Loan Trust 2004-1
Excess Spread Schedule
FRM PPC: 115%
ARM PPC: 100%
Fwrd LIBOR + 100

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.39000	2.65800	3.60
2	3.44500	3.76000	2.72
3	3.56000	3.86200	2.99
4	3.70300	3.95500	2.47
5	3.83300	4.03500	2.47
6	3.93100	4.10200	2.24
7	3.99100	4.16100	2.32
8	4.05000	4.22100	2.12
9	4.11400	4.28000	2.06
10	4.17600	4.33600	2.14
11	4.22700	4.38900	1.94
12	4.28400	4.44000	2.03
13	4.34600	4.48700	1.82
14	4.39600	4.53000	1.77
15	4.44500	4.57200	2.18
16	4.49000	4.60900	1.68
17	4.52800	4.63900	1.79
18	4.56400	4.66300	1.60
19	4.60300	4.68400	1.72
20	4.64000	4.70700	1.53
21	4.66500	4.73000	1.50
22	4.67000	4.75700	1.66
23	4.66700	4.78900	1.51
24	4.69100	4.82900	3.00
25	4.73500	4.87100	2.79
26	4.77800	4.91200	2.74
27	4.82100	4.95200	3.21
28	4.86200	4.99000	2.66
29	4.90200	5.02700	2.79
30	4.94100	5.06200	3.31
31	4.97800	5.09400	3.45
32	5.01300	5.12500	3.24
33	5.04700	5.15400	3.20
34	5.07800	5.18300	3.35
35	5.10700	5.21100	3.16
36	5.13300	5.23800	4.07
37	5.15900	5.26600	3.86
38	5.18700	5.29400	3.80
39	5.21400	5.32200	4.15
40	5.24100	5.35000	3.76
41	5.26900	5.37800	3.92
42	5.29600	5.40700	4.30
43	5.32400	5.43600	4.45
44	5.35200	5.46600	4.23
45	5.38000	5.49700	4.19
46	5.40900	5.52800	4.35
47	5.43800	5.55800	4.13
48	5.46800	5.58900	4.50
49	5.50000	5.61800	4.27
50	5.53200	5.64500	4.23
51	5.56200	5.67000	4.78
52	5.59000	5.69300	4.16
53	5.61600	5.71300	4.32
54	5.64000	5.73000	4.20
55	5.66100	5.74400	4.37
56	5.67900	5.75800	4.14
57	5.69500	5.77300	4.12
58	5.70800	5.79100	4.30
59	5.71800	5.81100	4.15
60	5.72500	5.83300	4.45
61	5.74100	5.85900	4.22
62	5.77000	5.88600	4.19
63	5.79700	5.91300	4.76
64	5.82400	5.93900	4.11
65	5.85100	5.96300	4.30
66	5.87600	5.98800	4.17
67	5.90100	6.01100	4.34
68	5.92500	6.03300	4.10
69	5.94900	6.05500	4.06
70	5.97100	6.07500	4.24
71	5.99300	6.09500	4.01
72	6.01300	6.11300	4.28
73	6.03300	6.13100	4.04
74	6.05100	6.14700	4.01
75	6.06900	6.16200	4.62
76	6.08500	6.17600	3.95
77	6.10100	6.18800	4.15
78	6.11500	6.20000	3.97
79	6.12800	6.21000	4.16
80	6.14000	6.21900	3.53
81	6.15000	6.23000	3.52
82	6.15900	6.24200	3.74
83	6.16700	6.25500	3.52
84	6.17400	6.26900	3.78
85	6.18500	6.28500	3.57
86	6.20200	6.30200	3.56
87	6.21900	6.31900	3.99
88	6.23600	6.33600	3.55
89	6.25200	6.35300	3.76
90	6.26900	6.36900	3.60
91	6.28500	6.38600	3.82
92	6.30100	6.40200	3.59
93	6.31700	6.41800	3.59
94	6.33300	6.43400	3.81
95	6.34900	6.45000	3.59
96	6.36500	6.46600	3.87

WMC Mortgage Loan Trust 2004-1
Excess Spread Schedule
FRM PPC: 115%
ARM PPC: 100%
Fwrd LIBOR + 200

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread
1	2.39000	2.65800	3.60
2	4.44500	4.76000	1.74
3	4.56000	4.86200	2.09
4	4.70300	4.95500	1.48
5	4.83300	5.03500	1.52
6	4.93100	5.10200	1.26
7	4.99100	5.16100	1.37
8	5.05000	5.22100	1.15
9	5.11400	5.28000	1.08
10	5.17600	5.33600	1.19
11	5.22700	5.38900	0.97
12	5.28400	5.44000	1.09
13	5.34600	5.48700	0.86
14	5.39600	5.53000	0.81
15	5.44500	5.57200	1.30
16	5.49000	5.60900	0.73
17	5.52800	5.63900	0.87
18	5.56400	5.66300	0.67
19	5.60300	5.68400	0.81
20	5.64000	5.70700	0.61
21	5.66500	5.73000	0.59
22	5.67000	5.75700	0.76
23	5.66700	5.78900	0.60
24	5.69100	5.82900	2.06
25	5.73500	5.87100	1.83
26	5.77800	5.91200	1.79
27	5.82100	5.95200	2.33
28	5.86200	5.99000	1.71
29	5.90200	6.02700	1.87
30	5.94100	6.06200	2.35
31	5.97800	6.09400	2.51
32	6.01300	6.12500	2.28
33	6.04700	6.15400	2.25
34	6.07800	6.18300	2.42
35	6.10700	6.21100	2.21
36	6.13300	6.23800	3.17
37	6.15900	6.26600	2.93
38	6.18700	6.29400	2.86
39	6.21400	6.32200	3.28
40	6.24100	6.35000	2.82
41	6.26900	6.37800	3.02
42	6.29600	6.40700	3.50
43	6.32400	6.43600	3.68
44	6.35200	6.46600	3.43
45	6.38000	6.49700	3.39
46	6.40900	6.52800	3.58
47	6.43800	6.55800	3.33
48	6.46800	6.58900	4.11
49	6.50000	6.61800	3.85
50	6.53200	6.64500	3.81
51	6.56200	6.67000	4.45
52	6.59000	6.69300	3.73
53	6.61600	6.71300	3.93
54	6.64000	6.73000	3.93
55	6.66100	6.74400	4.13
56	6.67900	6.75800	3.87
57	6.69500	6.77300	3.84
58	6.70800	6.79100	4.05
59	6.71800	6.81100	3.87
60	6.72500	6.83300	4.20
61	6.74100	6.85900	3.94
62	6.77000	6.88600	3.90
63	6.79700	6.91300	4.57
64	6.82400	6.93900	3.62
65	6.85100	6.96300	4.04
66	6.87600	6.98800	3.88
67	6.90100	7.01100	4.08
68	6.92500	7.03300	3.80
69	6.94900	7.05500	3.76
70	6.97100	7.07500	3.97
71	6.99300	7.09500	3.71
72	7.01300	7.11300	3.99
73	7.03300	7.13100	3.71
74	7.05100	7.14700	3.68
75	7.06900	7.16200	4.39
76	7.08500	7.17600	3.62
77	7.10100	7.18800	3.85
78	7.11500	7.20000	3.61
79	7.12800	7.21000	3.83
80	7.14000	7.21900	3.18
81	7.15000	7.23000	3.17
82	7.15900	7.24200	3.42
83	7.16700	7.25500	3.17
84	7.17400	7.26900	3.43
85	7.18500	7.28500	3.18
86	7.20200	7.30200	3.17
87	7.21900	7.31900	3.66
88	7.23600	7.33600	3.16
89	7.25200	7.35300	3.40
90	7.26900	7.36900	3.16
91	7.28500	7.38600	3.41
92	7.30100	7.40200	3.15
93	7.31700	7.41800	3.15
94	7.33300	7.43400	3.40
95	7.34900	7.45000	3.15
96	7.36500	7.46600	3.41

WMC Mortgage Loan Trust 2004-1 - Price/Yield

Settle	12/23/2004
First Payment	1/25/2005

Price	100-00	100-00
Yield	8.075	8.063
Disc Margin	366	367
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	20,152,568.07 (3.45%)	24,682,080.79 (4.22%)
Total Collat Liquidation (Collat Maturity)	57,329,803.18 (9.81%)	70,216,737.09 (12.01%)
Prepay	100 HBK PricingSpeed	100 HBK PricingSpeed
Default	100 *WMC041_hbk_cdr_loss_crv	125 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD	FWD
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

HBK

Settle
First Payment

Price	100-00	100-00
Yield	8.088	7.897
Disc Margin	365	367
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	15,430,437.98 (2.64%)	15,739,526.49 (2.69%)
Total Collat Liquidation (Collat Maturity)	43,895,382.09 (7.51%)	44,778,808.89 (7.66%)
Prepay	100 HBK PricingSpeed	125 HBK PricingSpeed
Default	75 *WMC041_hbk_cdr_loss_crv	100 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD	FWD
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

Settle
First Payment

Price	100-00	100-00
Yield	7.881	7.912
Disc Margin	368	367
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	19,357,795.10 (3.31%)	12,000,048.26 (2.05%)
Total Collat Liquidation (Collat Maturity)	55,073,342.30 (9.42%)	34,139,634.19 (5.84%)
Prepay	125 HBK PricingSpeed	125 HBK PricingSpeed
Default	125 *WMC041_hbk_cdr_loss_crv	75 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD	FWD
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

Settle
First Payment

Price	100-00	100-00
Yield	8.266	8.252
Disc Margin	362	363
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	26,503,181.90 (4.53%)	32,272,955.50 (5.52%)
Total Collat Liquidation (Collat Maturity)	75,379,567.50 (12.90%)	91,793,740.62 (15.71%)
Prepay	75 HBK PricingSpeed	75 HBK PricingSpeed
Default	100 *WMC041_hbk_cdr_loss_crv	125 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD	FWD
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

Settle
First Payment

Price	100-00
Yield	8.281
Disc Margin	361
Principal Writedown	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	20,414,463.01 (3.49%)
Total Collat Liquidation (Collat Maturity)	58,059,502.64 (9.93%)
Prepay	75 HBK PricingSpeed
Default	75 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%
LIBOR	FWD
Servicer Advances	100%
Liquidation Lag	6
Triggers	Fail
Optional Redemption	Call (N)

WMC Mortgage Loan Trust 2004-1 - Price/Yield

Settle	12/23/2004
First Payment	1/25/2005

Price	100-00	100-00
Yield	9.916	9.905
Disc Margin	363	363
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	20,164,840.34 (3.45%)	24,696,317.41 (4.23%)
Total Collat Liquidation (Collat Maturity)	57,377,081.80 (9.82%)	70,271,968.73 (12.02%)
Prepay	100 HBK PricingSpeed	100 HBK PricingSpeed
Default	100 *WMC041_hbk_cdr_loss_crv	125 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD + 200 over 12	FWD + 200 over 12
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus **HBK**

Settle
First Payment

Price	100-00	100-00
Yield	9.930	9.724
Disc Margin	362	365
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	15,440,353.46 (2.64%)	15,744,522.78 (2.69%)
Total Collat Liquidation (Collat Maturity)	43,933,320.27 (7.52%)	44,800,039.23 (7.67%)
Prepay	100 HBK PricingSpeed	125 HBK PricingSpeed
Default	75 *WMC041_hbk_cdr_loss_crv	100 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD + 200 over 12	FWD + 200 over 12
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

Settle
First Payment

Price	100-00	100-00
Yield	9.760	9.742
Disc Margin	367	365
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	19,363,640.20 (3.31%)	12,004,050.61 (2.05%)
Total Collat Liquidation (Collat Maturity)	55,098,364.83 (9.43%)	34,156,517.58 (5.84%)
Prepay	125 HBK PricingSpeed	125 HBK PricingSpeed
Default	125 *WMC041_hbk_cdr_loss_crv	75 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD + 200 over 12	FWD + 200 over 12
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

Settle
First Payment

Price	100-00	100-00
Yield	10.110	10.093
Disc Margin	359	359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	26,535,029.51 (4.54%)	32,309,461.03 (5.53%)
Total Collat Liquidation (Collat Maturity)	75,491,998.54 (12.92%)	91,923,445.95 (15.73%)
Prepay	75 HBK PricingSpeed	75 HBK PricingSpeed
Default	100 *WMC041_hbk_cdr_loss_crv	125 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD + 200 over 12	FWD + 200 over 12
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

Settle
First Payment

Price	100-00
Yield	10.127
Disc Margin	358
Principal Writedown	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	20,440,511.85 (3.50%)
Total Collat Liquidation (Collat Maturity)	58,150,886.66 (9.95%)
Prepay	75 HBK PricingSpeed
Default	75 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%
LIBOR	FWD + 200 over 12
Servicer Advances	100%
Liquidation Lag	6
Triggers	Fail
Optional Redemption	Call (N)

WMC Mortgage Loan Trust 2004-1 - Price/Yield

Settle	12/23/2004
First Payment	1/25/2005

Price	100-00	100-00
Yield	10.050	10.039
Disc Margin	363	363
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	20,164,840.34 (3.45%)	24,696,317.41 (4.23%)
Total Collat Liquidation (Collat Maturity)	57,377,081.80 (9.82%)	70,271,968.73 (12.02%)
Prepay	100 HBK PricingSpeed	100 HBK PricingSpeed
Default	100 *WMC041_hbk_cdr_loss_crv	125 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%
LIBOR	FWD + 200	FWD + 200
Servicer Advances	100%	100%
Liquidation Lag	6	6
Triggers	Fail	Fail
Optional Redemption	Call (N)	Call (N)

WMC Mortgage Loan Trus

HBK

Settle
First Payment

Price	100-00	100-00	100-00
Yield	10.063	9.880	9.913
Disc Margin	362	365	367
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	15,440,353.46 (2.64%)	15,744,522.78 (2.69%)	19,363,640.20 (3.31%)
Total Collat Liquidation (Collat Maturity)	43,933,320.27 (7.52%)	44,800,039.23 (7.67%)	55,098,364.83 (9.43%)
Prepay	100 HBK PricingSpeed	125 HBK PricingSpeed	125 HBK PricingSpeed
Default	75 *WMC041_hbk_cdr_loss_crv	100 *WMC041_hbk_cdr_loss_crv	125 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%	35%
LIBOR	FWD + 200	FWD + 200	FWD + 200
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

WMC Mortgage Loan Trus

Settle
First Payment

Price	100-00	100-00	100-00	100-00
Yield	9.897	10.225	10.208	10.239
Disc Margin	365	359	359	358
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	12,004,050.61 (2.05%)	26,535,029.51 (4.54%)	32,309,461.03 (5.53%)	20,440,511.85 (3.50%)
Total Collat Liquidation (Collat Maturity)	34,156,517.58 (5.84%)	75,491,998.54 (12.92%)	91,923,445.95 (15.73%)	58,150,886.66 (9.95%)
Prepay	125 HBK PricingSpeed	75 HBK PricingSpeed	75 HBK PricingSpeed	75 HBK PricingSpeed
Default	75 *WMC041_hbk_cdr_loss_crv	100 *WMC041_hbk_cdr_loss_crv	125 *WMC041_hbk_cdr_loss_crv	75 *WMC041_hbk_cdr_loss_crv
Loss Severity	35%	35%	35%	35%
LIBOR	FWD + 200	FWD + 200	FWD + 200	FWD + 200
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	6	6	6	6
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

WMC Mortgage Loan Trust 2004-1
NetWAC Schedule

FRM PPC:	75%
ARM PPC:	125%
Enable Call:	No

(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

ite plus the percentage calculated as cashflow from the Yield Maintenance Agreement
ual rate assuming the bond balances as the denominator.

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate	Call Eligible
1	2.39000	2.65800	6.03	6.03	No
2	20.00000	20.00000	6.41	10.00	No
3	20.00000	20.00000	7.10	10.01	No
4	20.00000	20.00000	6.42	10.01	No
5	20.00000	20.00000	6.63	10.02	No
6	20.00000	20.00000	6.42	10.03	No
7	20.00000	20.00000	6.63	10.03	No
8	20.00000	20.00000	6.42	10.04	No
9	20.00000	20.00000	6.42	10.05	No
10	20.00000	20.00000	6.64	10.06	No
11	20.00000	20.00000	6.42	10.08	No
12	20.00000	20.00000	6.64	10.09	No
13	20.00000	20.00000	6.43	10.10	No
14	20.00000	20.00000	6.43	10.12	No
15	20.00000	20.00000	7.13	10.12	No
16	20.00000	20.00000	6.44	10.16	No
17	20.00000	20.00000	6.66	10.17	No
18	20.00000	20.00000	6.45	10.20	No
19	20.00000	20.00000	6.67	10.22	No
20	20.00000	20.00000	6.46	10.26	No
21	20.00000	20.00000	6.46	10.29	No
22	20.00000	20.00000	6.69	10.30	No
23	20.00000	20.00000	6.48	10.35	No
24	20.00000	20.00000	8.02	10.17	No
25	20.00000	20.00000	7.76	10.22	No
26	20.00000	20.00000	7.76	10.23	No
27	20.00000	20.00000	8.59	10.15	No
28	20.00000	20.00000	7.76	10.27	No
29	20.00000	20.00000	8.02	10.25	No
30	20.00000	20.00000	8.42	10.15	No
31	20.00000	20.00000	8.69	10.11	No
32	20.00000	20.00000	8.41	10.16	No
33	20.00000	20.00000	8.40	10.17	No
34	20.00000	20.00000	8.67	10.13	No
35	20.00000	20.00000	8.41	10.18	No
36	20.00000	20.00000	9.40	9.89	No
37	20.00000	20.00000	9.08	9.95	No
38	20.00000	20.00000	9.07	9.94	No
39	20.00000	20.00000	9.68	9.79	No
40	20.00000	20.00000	9.04	9.93	No
41	20.00000	20.00000	9.33	9.85	No
42	20.00000	20.00000	9.63	9.66	No
43	20.00000	20.00000	9.93	9.93	No
44	20.00000	20.00000	9.58	9.63	No
45	20.00000	20.00000	9.56	9.62	No
46	20.00000	20.00000	9.86	9.86	No
47	20.00000	20.00000	9.53	9.59	No
48	20.00000	20.00000	10.35	10.35	No
49	20.00000	20.00000	9.99	9.99	No
50	20.00000	20.00000	9.96	9.96	No
51	20.00000	20.00000	10.99	10.99	No
52	20.00000	20.00000	9.90	9.90	No
53	20.00000	20.00000	10.21	10.21	No
54	20.00000	20.00000	10.23	10.23	No
55	20.00000	20.00000	10.53	10.53	No
56	20.00000	20.00000	10.16	10.16	No
57	20.00000	20.00000	10.12	10.12	No
58	20.00000	20.00000	10.42	10.42	No
59	20.00000	20.00000	10.10	10.10	No
60	20.00000	20.00000	10.45	10.45	No
61	20.00000	20.00000	10.07	10.07	No
62	20.00000	20.00000	10.04	10.04	No
63	20.00000	20.00000	11.07	11.07	No
64	20.00000	20.00000	9.96	9.96	No
65	20.00000	20.00000	10.27	10.27	No
66	20.00000	20.00000	9.91	9.91	No
67	20.00000	20.00000	10.20	10.20	No
68	20.00000	20.00000	9.83	9.83	No
69	20.00000	20.00000	9.80	9.80	No
70	20.00000	20.00000	10.08	10.08	No
71	20.00000	20.00000	9.73	9.73	No
72	20.00000	20.00000	10.02	10.02	No
73	20.00000	20.00000	9.66	9.66	Yes
74	20.00000	20.00000	9.63	9.63	Yes
75	20.00000	20.00000	10.62	10.62	Yes
76	20.00000	20.00000	9.55	9.55	Yes
77	20.00000	20.00000	9.84	9.84	Yes
78	20.00000	20.00000	9.49	9.49	Yes
79	20.00000	20.00000	9.77	9.77	Yes
80	20.00000	20.00000	9.42	9.42	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate	Call Eligible
81	20.00000	20.00000	9.38	9.38	Yes
82	20.00000	20.00000	9.66	9.66	Yes
83	20.00000	20.00000	9.32	9.32	Yes
84	20.00000	20.00000	9.60	9.60	Yes
85	20.00000	20.00000	9.25	9.25	Yes
86	20.00000	20.00000	9.22	9.22	Yes
87	20.00000	20.00000	9.82	9.82	Yes
88	20.00000	20.00000	9.15	9.15	Yes
89	20.00000	20.00000	9.43	9.43	Yes
90	20.00000	20.00000	9.09	9.09	Yes
91	20.00000	20.00000	9.36	9.36	Yes
92	20.00000	20.00000	9.03	9.03	Yes
93	20.00000	20.00000	9.00	9.00	Yes
94	20.00000	20.00000	9.27	9.27	Yes
95	20.00000	20.00000	8.94	8.94	Yes
96	20.00000	20.00000	9.20	9.20	Yes
97	20.00000	20.00000	8.88	8.88	Yes
98	20.00000	20.00000	8.85	8.85	Yes
99	20.00000	20.00000	9.77	9.77	Yes
100	20.00000	20.00000	8.80	8.80	Yes
101	20.00000	20.00000	9.06	9.06	Yes
102	20.00000	20.00000	8.74	8.74	Yes
103	20.00000	20.00000	9.01	9.01	Yes
104	20.00000	20.00000	8.69	8.69	Yes
105	20.00000	20.00000	8.67	8.67	Yes
106	20.00000	20.00000	8.93	8.93	Yes
107	20.00000	20.00000	8.62	8.62	Yes
108	20.00000	20.00000	8.88	8.88	Yes
109	20.00000	20.00000	8.57	8.57	Yes
110	20.00000	20.00000	8.55	8.55	Yes
111	20.00000	20.00000	9.44	9.44	Yes
112	20.00000	20.00000	8.50	8.50	Yes
113	20.00000	20.00000	8.76	8.76	Yes
114	20.00000	20.00000	8.46	8.46	Yes
115	20.00000	20.00000	8.72	8.72	Yes
116	20.00000	20.00000	8.42	8.42	Yes
117	20.00000	20.00000	8.40	8.40	Yes
118	20.00000	20.00000	8.66	8.66	Yes
119	20.00000	20.00000	8.36	8.36	Yes
120	20.00000	20.00000	8.62	8.62	Yes
121	20.00000	20.00000	8.33	8.33	Yes
122	20.00000	20.00000	8.31	8.31	Yes
123	20.00000	20.00000	9.18	9.18	Yes
124	20.00000	20.00000	8.27	8.27	Yes
125	20.00000	20.00000	8.53	8.53	Yes
126	20.00000	20.00000	8.24	8.24	Yes
127	20.00000	20.00000	8.50	8.50	Yes
128	20.00000	20.00000	8.21	8.21	Yes
129	20.00000	20.00000	8.20	8.20	Yes
130	20.00000	20.00000	8.46	8.46	Yes
131	20.00000	20.00000	8.17	8.17	Yes
132	20.00000	20.00000	8.43	8.43	Yes
133	20.00000	20.00000	8.14	8.14	Yes
134	20.00000	20.00000	8.13	8.13	Yes
135	20.00000	20.00000	8.68	8.68	Yes
136	20.00000	20.00000	8.10	8.10	Yes
137	20.00000	20.00000	8.36	8.36	Yes
138	20.00000	20.00000	8.08	8.08	Yes
139	20.00000	20.00000	8.34	8.34	Yes
140	20.00000	20.00000	8.06	8.06	Yes
141	20.00000	20.00000	8.05	8.05	Yes
142	20.00000	20.00000	8.31	8.31	Yes
143	20.00000	20.00000	8.03	8.03	Yes
144	20.00000	20.00000	8.28	8.28	Yes
145	20.00000	20.00000	8.01	8.01	Yes
146	20.00000	20.00000	8.00	8.00	Yes
147	20.00000	20.00000	8.85	8.85	Yes
148	20.00000	20.00000	7.98	7.98	Yes
149	20.00000	20.00000	8.24	8.24	Yes
150	20.00000	20.00000	7.97	7.97	Yes
151	20.00000	20.00000	8.22	8.22	Yes
152	20.00000	20.00000	7.95	7.95	Yes
153	20.00000	20.00000	7.94	7.94	Yes
154	20.00000	20.00000	8.20	8.20	Yes
155	20.00000	20.00000	7.93	7.93	Yes
156	20.00000	20.00000	8.19	8.19	Yes
157	20.00000	20.00000	7.92	7.92	Yes
158	20.00000	20.00000	7.91	7.91	Yes
159	20.00000	20.00000	8.75	8.75	Yes
160	20.00000	20.00000	7.90	7.90	Yes
161	20.00000	20.00000	8.15	8.15	Yes
162	20.00000	20.00000	7.89	7.89	Yes
163	20.00000	20.00000	8.14	8.14	Yes
164	20.00000	20.00000	7.88	7.88	Yes
165	20.00000	20.00000	7.87	7.87	Yes
166	20.00000	20.00000	8.13	8.13	Yes
167	20.00000	20.00000	7.86	7.86	Yes
168	20.00000	20.00000	8.12	8.12	Yes
169	20.00000	20.00000	7.85	7.85	Yes
170	20.00000	20.00000	7.85	7.85	Yes
171	20.00000	20.00000	8.69	8.69	Yes
172	20.00000	20.00000	7.84	7.84	Yes
173	20.00000	20.00000	8.10	8.10	Yes
174	20.00000	20.00000	7.83	7.83	Yes
175	20.00000	20.00000	8.09	8.09	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate	Call Eligible
176	20.00000	20.00000	7.83	7.83	Yes
177	20.00000	20.00000	7.82	7.82	Yes
178	20.00000	20.00000	8.08	8.08	Yes
179	20.00000	20.00000	7.82	7.82	Yes
180	20.00000	20.00000	6.86	6.86	Yes
181	20.00000	20.00000	6.63	6.63	Yes
182	20.00000	20.00000	6.62	6.62	Yes
183	20.00000	20.00000	7.07	7.07	Yes
184	20.00000	20.00000	6.60	6.60	Yes
185	20.00000	20.00000	6.81	6.81	Yes
186	20.00000	20.00000	6.59	6.59	Yes
187	20.00000	20.00000	6.80	6.80	Yes
188	20.00000	20.00000	6.57	6.57	Yes
189	20.00000	20.00000	6.57	6.57	Yes
190	20.00000	20.00000	6.78	6.78	Yes
191	20.00000	20.00000	6.55	6.55	Yes
192	20.00000	20.00000	6.76	6.76	Yes
193	20.00000	20.00000	6.54	6.54	Yes
194	20.00000	20.00000	6.53	6.53	Yes
195	20.00000	20.00000	7.23	7.23	Yes
196	20.00000	20.00000	6.52	6.52	Yes
197	20.00000	20.00000	6.73	6.73	Yes
198	20.00000	20.00000	6.51	6.51	Yes
199	20.00000	20.00000	6.72	6.72	Yes
200	20.00000	20.00000	6.50	6.50	Yes
201	20.00000	20.00000	6.50	6.50	Yes
202	20.00000	20.00000	6.71	6.71	Yes
203	20.00000	20.00000	6.49	6.49	Yes
204	20.00000	20.00000	6.70	6.70	Yes
205	20.00000	20.00000	6.48	6.48	Yes
206	20.00000	20.00000	6.47	6.47	Yes
207	20.00000	20.00000	7.16	7.16	Yes
208	20.00000	20.00000	6.47	6.47	Yes
209	20.00000	20.00000	6.68	6.68	Yes
210	20.00000	20.00000	6.46	6.46	Yes
211	20.00000	20.00000	6.67	6.67	Yes
212	20.00000	20.00000	6.45	6.45	Yes
213	20.00000	20.00000	6.45	6.45	Yes
214	20.00000	20.00000	6.66	6.66	Yes
215	20.00000	20.00000	6.44	6.44	Yes
216	20.00000	20.00000	6.65	6.65	Yes
217	20.00000	20.00000	6.44	6.44	Yes
218	20.00000	20.00000	6.43	6.43	Yes
219	20.00000	20.00000	7.12	7.12	Yes
220	20.00000	20.00000	6.43	6.43	Yes
221	20.00000	20.00000	6.64	6.64	Yes
222	20.00000	20.00000	6.42	6.42	Yes
223	20.00000	20.00000	6.63	6.63	Yes
224	20.00000	20.00000	6.42	6.42	Yes
225	20.00000	20.00000	6.41	6.41	Yes
226	20.00000	20.00000	6.63	6.63	Yes
227	20.00000	20.00000	6.41	6.41	Yes
228	20.00000	20.00000	6.62	6.62	Yes
229	20.00000	20.00000	6.41	6.41	Yes
230	20.00000	20.00000	6.40	6.40	Yes
231	20.00000	20.00000	6.84	6.84	Yes
232	20.00000	20.00000	6.40	6.40	Yes
233	20.00000	20.00000	6.61	6.61	Yes
234	20.00000	20.00000	6.40	6.40	Yes
235	20.00000	20.00000	6.61	6.61	Yes
236	20.00000	20.00000	6.39	6.39	Yes
237	20.00000	20.00000	6.39	6.39	Yes
238	20.00000	20.00000	6.60	6.60	Yes
239	20.00000	20.00000	6.39	6.39	Yes
240	20.00000	20.00000	6.60	6.60	Yes
241	20.00000	20.00000	6.38	6.38	Yes
242	20.00000	20.00000	6.38	6.38	Yes
243	20.00000	20.00000	7.07	7.07	Yes
244	20.00000	20.00000	6.38	6.38	Yes
245	20.00000	20.00000	6.59	6.59	Yes
246	20.00000	20.00000	6.38	6.38	Yes
247	20.00000	20.00000	6.59	6.59	Yes
248	20.00000	20.00000	6.38	6.38	Yes
249	20.00000	20.00000	6.37	6.37	Yes
250	20.00000	20.00000	6.59	6.59	Yes
251	20.00000	20.00000	6.37	6.37	Yes
252	20.00000	20.00000	6.58	6.58	Yes
253	20.00000	20.00000	6.37	6.37	Yes
254	20.00000	20.00000	6.37	6.37	Yes
255	20.00000	20.00000	7.05	7.05	Yes
256	20.00000	20.00000	6.37	6.37	Yes
257	20.00000	20.00000	6.58	6.58	Yes
258	20.00000	20.00000	6.37	6.37	Yes
259	20.00000	20.00000	6.58	6.58	Yes
260	20.00000	20.00000	6.36	6.36	Yes
261	20.00000	20.00000	6.36	6.36	Yes
262	20.00000	20.00000	6.57	6.57	Yes
263	20.00000	20.00000	6.36	6.36	Yes
264	20.00000	20.00000	6.57	6.57	Yes
265	20.00000	20.00000	6.36	6.36	Yes
266	20.00000	20.00000	6.36	6.36	Yes
267	20.00000	20.00000	7.04	7.04	Yes
268	20.00000	20.00000	6.36	6.36	Yes
269	20.00000	20.00000	6.57	6.57	Yes
270	20.00000	20.00000	6.36	6.36	Yes

Period	1 Mo LIBOR	6 Mo LIBOR	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate	Call Eligible
271	20.00000	20.00000	6.57	6.57	Yes
272	20.00000	20.00000	6.36	6.36	Yes
273	20.00000	20.00000	6.36	6.36	Yes
274	20.00000	20.00000	6.57	6.57	Yes
275	20.00000	20.00000	6.35	6.35	Yes
276	20.00000	20.00000	6.57	6.57	Yes
277	20.00000	20.00000	6.35	6.35	Yes
278	20.00000	20.00000	6.35	6.35	Yes
279	20.00000	20.00000	6.79	6.79	Yes
280	20.00000	20.00000	6.35	6.35	Yes
281	20.00000	20.00000	6.56	6.56	Yes
282	20.00000	20.00000	6.35	6.35	Yes
283	20.00000	20.00000	6.56	6.56	Yes
284	20.00000	20.00000	6.35	6.35	Yes
285	20.00000	20.00000	6.35	6.35	Yes
286	20.00000	20.00000	6.56	6.56	Yes
287	20.00000	20.00000	6.35	6.35	Yes
288	20.00000	20.00000	6.56	6.56	Yes
289	20.00000	20.00000	6.35	6.35	Yes
290	20.00000	20.00000	6.35	6.35	Yes
291	20.00000	20.00000	7.03	7.03	Yes
292	20.00000	20.00000	6.35	6.35	Yes
293	20.00000	20.00000	6.56	6.56	Yes
294	20.00000	20.00000	6.35	6.35	Yes
295	20.00000	20.00000	6.56	6.56	Yes
296	20.00000	20.00000	6.35	6.35	Yes
297	20.00000	20.00000	6.35	6.35	Yes
298	20.00000	20.00000	6.56	6.56	Yes
299	20.00000	20.00000	6.35	6.35	Yes
300	20.00000	20.00000	6.56	6.56	Yes
301	20.00000	20.00000	6.35	6.35	Yes
302	20.00000	20.00000	6.35	6.35	Yes
303	20.00000	20.00000	7.02	7.02	Yes
304	20.00000	20.00000	6.34	6.34	Yes
305	20.00000	20.00000	6.56	6.56	Yes
306	20.00000	20.00000	6.34	6.34	Yes
307	20.00000	20.00000	6.56	6.56	Yes
308	20.00000	20.00000	6.34	6.34	Yes
309	20.00000	20.00000	6.34	6.34	Yes
310	20.00000	20.00000	6.56	6.56	Yes
311	20.00000	20.00000	6.34	6.34	Yes
312	20.00000	20.00000	6.56	6.56	Yes
313	20.00000	20.00000	6.34	6.34	Yes
314	20.00000	20.00000	6.34	6.34	Yes
315	20.00000	20.00000	7.02	7.02	Yes
316	20.00000	20.00000	6.34	6.34	Yes
317	20.00000	20.00000	6.55	6.55	Yes
318	20.00000	20.00000	6.34	6.34	Yes
319	20.00000	20.00000	6.55	6.55	Yes
320	20.00000	20.00000	6.34	6.34	Yes
321	20.00000	20.00000	6.34	6.34	Yes
322	20.00000	20.00000	6.55	6.55	Yes
323	20.00000	20.00000	6.34	6.34	Yes
324	20.00000	20.00000	6.55	6.55	Yes
325	20.00000	20.00000	6.34	6.34	Yes
326	20.00000	20.00000	6.34	6.34	Yes
327	20.00000	20.00000	6.78	6.78	Yes
328	20.00000	20.00000	6.34	6.34	Yes
329	20.00000	20.00000	6.55	6.55	Yes
330	20.00000	20.00000	6.34	6.34	Yes
331	20.00000	20.00000	6.55	6.55	Yes
332	20.00000	20.00000	6.34	6.34	Yes
333	20.00000	20.00000	6.34	6.34	Yes
334	20.00000	20.00000	6.55	6.55	Yes
335	20.00000	20.00000	6.34	6.34	Yes
336	20.00000	20.00000	6.55	6.55	Yes
337	20.00000	20.00000	6.34	6.34	Yes
338	20.00000	20.00000	6.34	6.34	Yes
339	20.00000	20.00000	7.02	7.02	Yes
340	20.00000	20.00000	6.34	6.34	Yes
341	20.00000	20.00000	6.55	6.55	Yes
342	20.00000	20.00000	6.34	6.34	Yes
343	20.00000	20.00000	6.55	6.55	Yes
344	20.00000	20.00000	6.34	6.34	Yes
345	20.00000	20.00000	6.34	6.34	Yes
346	20.00000	20.00000	6.55	6.55	Yes
347	20.00000	20.00000	6.34	6.34	Yes
348	20.00000	20.00000	6.55	6.55	Yes
349	20.00000	20.00000	6.34	6.34	Yes
350	20.00000	20.00000	6.34	6.34	Yes
351	20.00000	20.00000	7.02	7.02	Yes
352	20.00000	20.00000	6.34	6.34	Yes
353	20.00000	20.00000	6.55	6.55	Yes
354	20.00000	20.00000	6.34	6.34	Yes
355	20.00000	20.00000	6.55	6.55	Yes
356	20.00000	20.00000	6.34	6.34	Yes
357	20.00000	20.00000	6.34	6.34	Yes
358	20.00000	20.00000	6.54	6.54	Yes
359	20.00000	20.00000	6.32	6.32	Yes